SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar		2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1529	13 - FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	2	4/1/2009	6/30/2009	2	10/01/2008	12/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2009	2 - PREVIOUS QUARTER 12/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2008
Paid-in Capital
1 - Common	346,595	345,508	345,077
2 - Preferred	270,273	269,428	269,342
3 - Total	616,868	614,936	614,419
Treasury shares
4 - Common	125	105	69
5 - Preferred	749	828	686
6 - Total	874	933	755

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	4/13/2009	Interest attributed to shareholders’ equity	5/29/2009	Common	0.41000000000
02	RCA	4/13/2009	Interest attributed to shareholders’ equity	5/29/2009	Preferred	0.4510000000
03	RCA	6/29/2009	Dividend	7/31/2009	Common	0.7800000000
04	RCA	6/29/2009	Dividend	7/31/2009	Preferred	0.8580000000
05	RCA	6/29/2009	Interest attributed to shareholders’ equity	7/31/2009	Common	0.3800000000
06	RCA	6/29/2009	Interest attributed to shareholders’ equity	7/31/2009	Preferred	0.41 80000000
07	RCA	8/11/2009	Dividend	10/2/2009	Common	1.3000000000
08	RCA	8/11/2009	Dividend	10/2/2009	Preferred	1.4300000000
09	RCA	8/11/2009	Interest on shareholders’ equity	10/2/2009	Common	0.2500000000
10	RCA	8/11/2009	Interest on shareholders’ equity	10/2/2009	Preferred	0.2750000000

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/28/2009	6,601,990	64,405	Capital Reserve	804	80.1400000000
02	4/28/2009	6,666,395	36,917	Capital Reserve	389	94.9100000000
03	4/28/2009	6,703,312	43,423	Capital Reserve	0	0.0000000000
04	6/29/2009	6,746,735	22,661	Public Subscription	283	80.1400000000
05	6/29/2009	6,769,396	43,270	Public Subscription	456	94.9100000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 - 12/31/2008
1	Total assets	40,094,856	41,812,972
1.01	Current assets	9,488,374	9,293,332
1.01.01	Available funds	4,278,379	3,298,866
1.01.01.01	Cash and cash equivalents	4,278,379	3,298,866
1.01.02	Credits	2,351,435	3,173,669
1.01.02.01	Clients	1,088,138	1,770,054
1.01.02.02	Sundry Credits	1,263,297	1,403,615
1.01.02.02.01	Recoverable taxes	491,198	479,714
1.01.02.02.02	Unrealized gains derivatives	697,220	819,403
1.01.02.02.03	Receivable from related parties	10,736	64,339
1.01.02.02.04	Financial investments	2,578	67
1.01.02.02.05	Other credits	61,565	40,092
1.01.03	Inventories	1,611,899	2,018,075
1.01.03.01	Finished products	446,220	433,329
1.01.03.02	Work in process	90,933	113,384
1.01.03.03	Raw materials	796,968	1,071,511
1.01.03.04	Warehouse and other	277,778	399,851
1.01.04	Other	1,246,661	802,722
1.01.04.01	Prepaid expenses	588,981	402,027
1.01.04.02	Assets held for sale	62,399	67,938
1.01.04.03	Other assets	595,281	332,757
1.02	Non-current assets	30,606,482	32,519,640
1.02.01	Long-term assets	4,480,316	4,779,268
1.02.01.01	Sundry Credits	2,579,075	2,682,795
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	528,704	547,615
1.02.01.01.02	Deferred income and social contribution taxes	1,775,790	1,817,767
1.02.01.01.03	Financial investments	274,581	317,413
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,901,241	2,096,473
1.02.01.03.01	Assets surplus – AmBev Institute	19,872	19,872
1.02.01.03.02	Recoverable taxes	1,829,210	1,977,222
1.02.01.03.03	Other	52,159	99,379
1.02.02	Permanent Assets	26,126,166	27,740,372
1.02.02.01	Investments	26,608	30,445
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	26,608	30,445
1.02.02.02	Property, plant and equipment	6,489,019	7,304,600
1.02.02.03	Intangible assets	19,610,539	20,405,327

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED  BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 - 12/31/2008
2	Total liabilities	40,094,856	41,812,972
2.01	Current liabilities	8,484,727	10,537,050
2.01.01	Loans and financings	1,811,717	3,588,204
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,498,051	3,205,917
2.01.04	Taxes, charges and contributions	1,931,428	2,006,337
2.01.04.01	Income and social contribution taxes	1,001,472	680,792
2.01.04.02	Other taxes and contributions	929,956	1,325,545
2.01.05	Dividends payable	835,097	300,087
2.01.06	Provisions	57,863	101,773
2.01.06.01	Contingencies	49,826	90,287
2.01.06.02	Restructuring	8,037	11,486
2.01.07	Accounts payable to related parties	118,421	114,778
2.01.08	Other	1,232,150	1,219,954
2.01.08.01	Payroll, profit sharing and related charges	447,887	308,584
2.01.08.02	Losses on derivatives	488,609	418,763
2.01.08.03	Bank overdraft	32,802	18,820
2.01.08.04	Other liabilities	262,852	473,787
2.02	Non-current liabilities	9,854,445	10,264,345
2.02.01	Long-term liabilities	9,854,445	10,264,345
2.02.01.01	Loans and financings	6,946,905	7,069,623
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	972,823	962,899
2.02.01.03.01	Contingencies	968,532	958,867
2.02.01.03.02	Restructuring	4,291	4,032
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,934,717	2,231,823
2.02.01.06.01	Provision for medical assistance benefits/Other	680,323	784,290
2.02.01.06.02	Deferred income and social contribution taxes	582,291	821,151
2.02.01.06.03	Other liabilities	672,103	626,382
2.03	Deferred income	0	0
2.04	Minority interest	240,651	224,060
2.05	Shareholders' equity	21,515,033	20,787,517
2.05.01	Capital stock	6,812,666	6,601,990
2.05.02	Capital reserves	(927,999)	321,530
2.05.02.01	Share-based payment	190,197	151,731
2.05.02.02	Translation reserves	(468,570)	687,243
2.05.02.03	Cash flow - hedge	(16,078)	105,342
2.05.02.04	Actuarial gains/losses	(529,181)	(529,611)
2.05.02.05	Loss from treasury shares	(104,367)	(93,175)
2.05.03	Revaluation Reserves	0	0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 - 12/31/2008
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit reserves	12,666,142	13,863,997
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	12,666,142	13,863,997
2.05.04.07.01	Retained Earnings	12,753,914	13,973,274
2.05.04.07.02	Treasury Shares	(87,772)	(109,277)
2.05.05	Equity Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	2,964,224	0
2.05.07	Advances for future capital increase	0	0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross sales and/or services	9,397,661	19,303,793	7,844,471	15,902,295
3.02	Gross sales deductions	(4,049,527)	(8,299,976)	(3,131,042)	(6,355,495)
3.03	Net sales and/or services	5,348,134	11,003,817	4,713,429	9,546,800
3.04	Cost of sales and/or services	(1,720,415)	(3,614,165)	(1,647,190)	(3,313,491)
3.05	Gross profit	3,627,719	7,389,652	3,066,239	6,233,309
3.06	Operating Expenses/Income	(1,710,838)	(3,269,644)	(1,660,768)	(3,264,624)
3.06.01	Selling	(1,295,257)	(2,592,358)	(1,168,437)	(2,333,368)
3.06.02	General and administrative	(269,404)	(508,838)	(269,207)	(514,459)
3.06.03	Financial	(249,409)	(574,192)	(320,815)	(598,019)
3.06.03.01	Financial income	111,651	220,224	78,190	105,668
3.06.03.02	Financial expenses	(361,060)	(794,416)	(399,005)	(703,687
3.06.04	Other operating income	119,863	471,455	103,135	205,548
3.06.04.01	Recurring	117,668	227,506	103,135	205,548
3.06.04.02	Non-recurring	2,195	243,949	0	0
3.06.05	Other Operating Expenses	(16,842)	(65,967)	(9,229)	(28,178)
3.06.05.01	Recurring	1,148	(23,647)	(5,448)	(19,750)
3.06.05.02	Non-recurring	(17,990)	(42,320)	(3,781)	(8,428)
3.06.06	Share of results of associates	211	256	3,785	3,852
3.07	Operating income	1,916,881	4,120,008	1,405,471	2,968,685
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	1,916,881	4,120,008	1,405,471	2,968,685
3.10	Provision for income and social contribution taxes	(277,707)	(662,875)	(209,074)	(426,356)
3.11	Deferred income tax	(106,153)	(227,208)	(126,288)	(232,295)
3.12	Statutory Holdings/Contributions	(141,077)	(225,352)	(9,539)	(29,659)
3.12.01	Holdings	(141,077)	(225,352)	(9,539)	(29,659)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Minority interest	(16,376)	(40,349)	(34,526)	(25,772)
3.15	Income/Loss for the Period	1,375,568	2,964,224	1,026,044	2,254,603
	NUMBER OF OUTSTANDING SHARES, EX. TREASURY SHARES (in thousands)	615,994	615,994	613,664	613,664
	EARNINGS PER SHARE (Reais)	2.23309	4.81210	1.67200	3.67400
	LOSS PER SHARE (Reais)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	1,991,146	3,560,048	1,515,618	2,364,086
4.01.01	Cash generated in the Operations	2,455,852	5,388,728	2,083,243	4,272,148
4.01.01.01	Income for the Year	1,391,943	3,004,572	1,060,570	2,280,375
4.01.01.02	Depreciation , amortization and impairment	341,626	702,468	297,945	582,404
4.01.01.03	Impairment losses on receivables and inventories	23,627	39,690	4,511	21,177
4.01.01.04	Increase (decrease) in provision for employee benefits	11,340	49,664	42,569	84,454
4.01.01.05	Financial, net	249,409	574,192	320,815	598,019
4.01.01.06	Other non monetary items , including profits	16,835	75,652	(10,131)	(841)
4.01.01.07	Loss (gain) from the sale of property and equipment and intangible assets	(272)	(4,652)	19,601	23,575
4.01.01.08	Loss (gain) in held for sale	703	200	-	-
4.01.01.09	Expenses with share-based payment	36,992	57,115	15,786	28,186
4.01.01.10	Expenses with income and social contribution taxes	383,860	890,083	335,362	658,651
4.01.01.11	Share of results of associates	(211)	(256)	(3,785)	(3,852)
4.01.02	Changes in Assets and Liabilities	(464,706)	(1,828,680)	(567,625)	(1,908,062)
4.01.02.01	Decrease/(increase) in receivables	(224,728)	8,271	(135,628)	286,479
4.01.02.02	Decrease/(increase) in inventories	150,258	9,452	(17,584)	(145,469)
4.01.02.03	Increase/(decrease) in provision for other accounts payable	(36,142)	(1,145,026)	144,389	(795,287)
4.01.02.04	Interest paid	(387,413)	(569,703)	(430,912)	(717,806)
4.01.02.05	Interest received	43,932	61,427	35,964	60,913
4.01.02.06	Income and social contribution taxes paid	(10,613)	(193,101)	(163,854)	(596,892)
4.01.03	Other	-	-	-	-
4.02	Net Cash from Investment Activities	(373,658)	(577,487)	(423,350)	(1,155,269)
4.02.01	Cash from property, plant and equipment sale	13,660	26,108	(12,273)	18,630
4.02.02	Cash from intangible assets sale	308	1,091	17,474	17,009
4.02.03	Repayments of loans granted	415	608	(574)	671
4.02.04	Acquisition of subsidiaries, net of cash acquired	(48,255)	(62,344)	-	-
4.02.05	Acquisition of minority interest	(18,010)	(4,592)	(5,912)	(706,300)
4.02.06	Property, plant and equipment acquisition	(320,839)	(474,848)	(408,908)	(609,172)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.02.07	Intangible Assets Acquisition	(65,578)	(65,714)	(57,334)	(111,666)
4.02.08	Net provisions/(acquisition) debt security	61,241	(2,250)	(33,846)	157,536
4.02.09	Net provisions/(acquisition) other assets	3,400	4,454	78,023	78,023
4.03	Net Cash from Financing Activities	(1,259,451)	(1,627,586)	(1,114,318)	(1,488,948)
4.03.01	Cash from loans	716,528	1,141,890	2,329,334	4,890,341
4.03.02	Cash/ repurchase of treasury shares	11,407	22,422	(129,879)	(637,159)
4.03.03	Settlement of loans	(1,927,081)	(2,521,399)	(2,066,935)	(4,214,988)
4.03.04	Net cash from financing costs, except for interest	119,379	139,398	(139,342)	(416,186)
4.03.05	Payment of liabilities from financial lease	(3,884)	(4,543)	(4,576)	(6,279)
4.03.06	Dividends paid	(241,730)	(471,284)	(1,102,920)	(1,104,677)
4.03.07	Capital increase	65,930	65,930	-	-
4.04	Exchange Variation on Cash and Cash Equivalents	(367,897)	(389,444)	(85,491)	(97,947)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(9,860)	965,531	(107,541)	(378,078)
4.05.01	Opening Balance of Cash and Cash Equivalents	4,255,437	3,280,046	1,970,367	2,240,904
4.05.02	Closing Balance of Cash and Cash Equivalents	4,245,577	4,245,577	1,862,826	1,862,826

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009 (in thousand of Brasilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCU MULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,601,990	88,523	-	13,557,079	1,588,656	-	21,836,248	241,619	22,077,867
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-	-	-
5.03	Adjusted Balance	6,601,990	88,523	-	13,557,079	1,588,656	-	21,836,248	241,619	22,077,867
5.04	Net Income/Loss for the Period	-	-	-	-	1,375,568	-	1,375,568	16,376	1,391,944
5.05	Distributions	-	-	-	(754,001)	-	-	(754,001)	(43)	(754,044)
5.05.01	Dividends	-	-	-	(754,001)	-	-	(754,001)	(43)	(754,044)
5.05.02	Interest on Shareholders’ Equity	-	-	-	-	-	-	-	-	-
5.05.03	Other distributions	-	-	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	(1,021,782)	-	-	-	-	(1,021,782)	(10,212)	(1,031,994)
5.07.01	Securities Adjustments	-	(153,556)	-	-	-	-	(153,556)	(1,458)	(155,014)
5.07.02	Accumulated Translation Adjustments	-	(868,226)	-	-	-	-	(868,226)	(8,754)	(876,980)
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	210,676	(144,746)	-	-	-	-	65,930	-	65,930
5.08.01	In cash	65,930	-	-	-	-	-	65,930	-	65,930
5.08.02	With reserves	144,746	(144,746)	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	-	-	-
5.10	Treasury Shares	-	(11,192)	-	24,166	-	-	12,974	-	12,974
5.11	Other Capital Transactions	-	19,038	-	-	-	-	19,038	(6)	19,032
5.11.01	Share-based payment	-	17,923	-	-	-	-	17,923	(6)	17,917
5.11.02	Income (loss) from treasury shares	-	1,115	-	-	-	-	1,115	-	1,115
5.12	Other	-	(2,586)	-	47,490	(63,846)	-	(18,942)	(7,083)	(26,025)
5.12.01	Actuarial gains/losses	-	(2,586)	-	-	-	-	(2,586)	4,062	1,476
5.12.02	Other	-	-	-	47,490	(63,846)	-	(16,356)	(11,145)	(27,501)
5.13	Closing Balance	6,812,666	(1,072,745)	-	12,874,734	2,900,378	-	21,515,033	240,651	21,755,684

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY FINANCIAL INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009 (in thousand of Brasilian reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCU MULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,601,990	321,530	-	13,863,997	-	-	20,787,517	224,060	21,011,577
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-	-	-
5.03	Adjusted Balance	6,601,990	321,530	-	13,863,997	-	-	20,787,517	224,060	21,011,577
5.04	Net Income/Loss for the Period	-	-	-	-	2,964,224	-	2,964,224	40,349	3,004,573
5.05	Distributions	-	-	-	(1,010,768)	-	-	(1,010,768)	(43)	(1,010,811)
5.05.01	Dividends	-	-	-	(1,010,768)	-	-	(1,010,768)	(43)	(1,010,811)
5.05.02	Interest on Shareholders’ Equity	-	-	-	-	-	-	-	-	-
5.05.03	Other distributions	-	-	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	(1,277,233)	-	-	-	-	(1,277,233)	(23,709)	(1,300,942)
5.07.01	Securities Adjustments	-	(121,420)	-	-	-	-	(121,420)	(1,326)	(122,746)
5.07.02	Accumulated Translation Adjustments	-	(1,155,813)	-	-	-	-	(1,155,813)	(22,383)	(1,178,196)
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	210,676	(144,746)	-	-	-	-	65,930	-	65,930
5.08.01	In cash	65,930	-	-	-	-	-	65,930	-	65,930
5.08.02	With reserves	144,746	(144,746)	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	-	-	-
5.10	Treasury Shares	-	(11,192)	-	21,505	-	-	10,313	-	10,313
5.11	Other Capital Transactions	-	38,466	-	-	-	-	38,466	(6)	38,460
5.11.01	Share-based payment	-	38,466	-	-	-	-	38,466	(6)	38,460
5.12	Other	-	430	-	-	(63,846)	-	(63,416)	-	(63,416)
5.12.01	Actuarial gains/losses	-	430	-	-	-	-	430	-	430
5.12.02	Other	-	-	-	-	(63,846)	-	(63,846)	-	(63,846)
5.13	Closing Balance	6,812,666	(1,072,745)	-	12,874,734	2,900,378	-	21,515,033	240,651	21,755,684

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated interim income statements:
For the six and three months period ended June 30, 2009 and 2008

		Six months period ended on:		Three months period ended on:
(in thousands of Brazilian Reais)	Note	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Net sales		11,003,817	9,546,800	5,348,134	4,713,429
Cost of sales		(3,621,520)	(3,318,718)	(1,724,385)	(1,649,493)
Gross profit		7,382,297	6,228,082	3,623,749	3,063,936
Sales and marketing expenses		(2,611,366)	(2,340,796)	(1,307,161)	(1,171,107)
Administrative expenses		(707,668)	(529,004)	(394,609)	(274,042)
Other operating income/(expenses)		203,700	183,339	118,818	97,956

Income from operations before non-recurring items		4,266,963	3,541,621	2,040,797	1,716,743
Non-recurring items	7	201,629	(8,428)	(15,795)	(3,781)
Income from operations		4,468,592	3,533,193	2,025,002	1,712,962
Finance cost	8	(794,416)	(703,687)	(361,060)	(399,005)
Finance income	8	220,224	105,668	111,651	78,190
Net finance cost		(574,192)	(598,019)	(249,409)	(320,815)
Share of results of associates		256	3,852	211	3,785

Income before income tax		3,894,656	2,939,026	1,775,804	1,395,932

Income tax expense	9	(890,083)	(658,651)	(383,860)	(335,362)
Net income		3,004,573	2,280,375	1,391,944	1,060,570
Attributable to:
Equity holders of AmBev		2,964,224	2,254,603	1,375,568	1,026,044
Minority interest		40,349	25,772	16,376	34,526
Basic earnings per share – preferred		5.08	3.87	2.36	1.76
Basic earnings per share – common		4.62	3.52	2.14	1.60
Diluted earnings per share– preferred		5.08	3.87	2.35	1.76
Diluted earnings per share– common		4.61	3.52	2.14	1.60

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statements of recognized income and expenses:
For the six and three months period ended June 30, 2009 and 2008

	Six months period ended on:		Three months period ended on:
(in thousands of Brazilian Reais)	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Net income for the period	3,004,573	2,280,375	1,391,944	1,060,570
Exchange differences on translation of foreign investments (gains/ (losses)	(1,179,435)	(82,595)	(878,219)	(138,729)

Full recognition of actuarial gains and (losses)	910	(1,085)	1,956	1,474
Cash flow hedges	(121,986)	(44,915)	(154,254)	(257,534)

Net result recognized directly in equity	(1,300,511)	(128,595)	(1,030,517)	(394,789)
Total recognized income and expenses	1,704,062	2,151,780	361,427	665,781
Attributable to:
Equity holders of Ambev	1,687,421	2,123,692	351,200	622,786
Minority interests	16,640	28,088	10,226	42,995

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim balance sheet:
As at June 30, 2009 and December 31, 2008
(in thousands of Brazilian Reais)

	Note	06/30/2009	12/31/2008
Assets
Non-current assets
Property, plant and equipment	10	6,489,019	7,304,600
Goodwill	11	17,525,390	17,912,429
Intangible assets	12	2,085,149	2,492,898
Investments in associates		26,608	30,445
Investment securities		274,581	317,413
Deferred tax assets		1,775,790	1,817,767
Employee benefits		19,872	19,872
Trade and other receivables	13	2,410,073	2,624,216
		30,606,482	32,519,640
Current assets
Investment securities		2,578	67
Inventories		1,611,899	2,018,075
Taxes receivable		491,198	479,714
Trade and other receivables	13	3,041,921	3,428,672
Cash and cash equivalents	14	4,278,379	3,298,866
Assets held for sale	15	62,399	67,938
		9,488,374	9,293,332

Total assets		40,094,856	41,812,972

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheet (continued):
As at June 30, 2009 and December 31, 2008
(in thousands of Brazilian Reais)

Equity and liabilities	Note	06/30/2009	12/31/2008

Equity
Issued capital		6,812,666	6,601,990
Reserves		(927,999)	321,530
Retained earnings		15,630,366	13,863,997
Equity attributable to equity holders of AmBev	16	21,515,033	20,787,517
Minority interests	16	240,651	224,060
		240,651	224,060
Non-current liabilities
Interest-bearing loans and borrowings	17	6,946,905	7,069,623
Employee benefits		680,323	784,290
Deferred tax liabilities		582,291	821,151
Trade and other payables		672,103	626,382
Provisions	20	972,823	962,899

		9,854,445	10,264,345
Current liabilities
Bank overdrafts	14	32,802	18,820
Interest-bearing loans and borrowings	17	1,811,717	3,588,204
Taxes payable		1,001,472	680,792
Trade and other payables		5,580,873	6,147,461
Provisions	20	57,863	101,773
		8,484,727	10,537,050

Total equity and liabilities		40,094,856	41,812,972

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim cash flow statement:
For the six and three months period ended June 30, 2009 and 2008
 (In thousands of Brazilian Reais)

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Net income	3,004,572	2,280,375	1,391,943	1,060,570
Depreciation, amortization and impairment	702,468	582,404	341,626	297,945
Impairment losses on receivables and inventories	39,690	21,177	23,627	4,511
Additions/(reversals) in provisions and employee benefits	49,664	84,454	11,340	42,569
Net financing cost	574,192	598,019	249,409	320,815
Other non-cash items included in the net income	75,651	(841)	16,835	(10,131)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(4,652)	23,575	(272)	19,601
Loss/(gain) on assets held for sale	200	-	703	-
Equity-settled share-based payment expense	57,115	28,186	36,992	15,786
Income tax expense	890,083	658,651	383,860	335,362
Share of result of associates	(256)	(3,852)	(211)	(3,785)
Cash flow from operating activities before changes in working capital and use of provisions	5,388,728	4,272,148	2,455,852	2,083,243
Decrease/(increase) in trade and other receivables	8,271	286,479	(224,728)	(135,628)
Decrease/(increase) in inventories	9,452	(145,469)	150,258	(17,584)
Increase/(decrease) in trade and other payables	(1,145,026)	(795,287)	(36,142)	144,389
Cash generated from operations	4,261,425	3,617,871	2,345,240	2,074,420
Interest paid	(569,703)	(717,806)	(387,413)	(430,912)
Interest received	61,427	60,913	43,932	35,964
Income tax paid	(193,101)	(596,892)	(10,613)	(163,854)
Cash flow from operating activities	3,560,048	2,364,086	1,991,146	1,515,618
Proceeds from sale of property, plant and equipment	26,108	18,630	13,660	(12,273)
Proceeds from sale of intangible assets	1,091	17,009	308	17,474
Repayments of loans granted	608	671	415	(574)
Acquisition of subsidiaries, net of cash acquired	(62,344)	-	(48,255)	-
Purchase of minority interests	(4,592)	706,300	(18,010)	(5,912)
Acquisition of property, plant and equipment	(474,848)	(609,172)	(320,839)	(408,908)
Acquisition of intangible assets	(65,714)	(111,666)	(65,578)	(57,334)
Net proceeds/(acquisition) of debt securities	(2,250)	157,536	61,241	(33,846)
Net proceeds/(acquisition) of other assets	4,454	78,023	3,400	78,023
Cash flow from investing activities	(577,484)	(1,,155,269)	(373,658)	(423,350)
Capital Increase	65,930	-	65,930	-
Proceeds from borrowings	1,141,890	4,890,341	716,528	2,329,334
Proceeds/repurchase of treasury shares	22,422	(637,159)	11,407	(129,879)
Repayment of borrowings	(2,521,399)	(4,214,988)	(1,927,081)	(2,066,935)
Cash net finance costs other than interests	139,398	(416,186)	119,379	(139,342)
Payment of finance lease liabilities	(4,543)	(6,279)	(3,884)	(4,576)
Dividends paid	(471,287)	(1,104,677)	(241,730)	(1,102,920)
Cash flow from financing activities	(1,627,586)	(1,488,948)	(1,259,451)	(1,114,318)
Net increase/(decrease) in cash and cash equivalents	1,354,976	(280,131)	358,038	(22,050)
Cash and cash equivalents less bank overdrafts at beginning of year	3,280,046	2,240,904	4,255,437	1,970,367
Effect of exchange rate fluctuations	(389,445)	(97,947)	(367,898)	(85,491)
Cash and cash equivalents less bank overdrafts at end of year	4,245,577	1,862,826	4,245,577	1,862,826

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the Condensed Consolidated Interim Financial Statements

2.	Corporate information	19
3.	Statement of compliance	20
4.	Summary of significant accounting practices	20
5.	Segment reporting	22
6.	Acquisitions and disposals of subsidiaries	29
7.	Non-recurring items	29
8.	Finance cost and income	30
9.	Income taxes and social contribution	31
10.	Property, plant and equipment	33
11.	Goodwill	33
12.	Intangible assets	34
13.	Trade and other receivables	34
14.	Cash and cash equivalents	35
15.	Assets held for sale	35
16.	Changes in equity	37
17.	Interest-bearing loans and borrowings	41
18.	Share-based payments	42
19.	Risk arising from financial instruments	43
20.	Provisions	51
21.	Contingencies	52
22.	Related parties	55
23.	Reconciliation of parent company’s equity and profit	57
24.	Events after the balance sheet date	58

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

2. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

Main events that took place in 2009:

(i) Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. (“Goldensand”) – Merger with AmBev.

On April 28, 2009, the subsidiary Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. was merged  into AmBev,  with the purpose of simplifying  the corporate structure and reducing costs  in both  companies involved. The goodwill amortization recorded by AmBev on tax books, based on future profitability, is being, after the merger, considered deductible for tax purposes persuant to the legislation in force.

(ii) Distribution of Budweiser beer – Cervejaria Paraguaya (Cervepar)

The subsidiary Cervejaria Paraguaya (Cervepar) signed, in April 2009, a distribution agreement with Anheuser-Busch International to distribute Budweiser in Paraguay.

(iii) New licensee for the Labatt family beers in the United States

On March 13, 2009, the Company announced that, following the approval by the US Justice Department, it has concluded the transaction disclosed on February 23, 2009, through which a subsidiary of KPS Capital Partners, LP has been granted an exclusive and perpetual license of the Labatt family beers (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States.

The consolidated interim financial statements were approved by the Board of Executive Officers on August 10, 2009.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3. STATEMENT OF COMPLIANCE

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 Interim Information as issued by the International Accounting Standards Board (“IASB”). These statements do not include all the requirements of the annual financial statements and, therefore, should be read together with the Company’s consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2008. The Company has not early adopted any international standards that have not become effective in 2009.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted in the interim financial statements are consistent with those adopted in the consolidated financial statements prepared in accordance with the IFRS for the year ended December 31, 2008, except for segment reporting, as explained in item (d) below.

(a) Basis of presentation

The consolidated interim financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

(b) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.  Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to reais at foreign exchange rates ruling at the dates the fair value was determined.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The most important exchange rates that have been used in preparing the financial statements are:
Currency	Name	Country	June 30, 2009	December 31, 2008
CAD	Canadian Dollars	Canada	1.6949	1.9134
DOP	Dominican Pesos	Dominican Republic	0.0541	0.0661
USD	US Dollars	Ecuador and Luxemburg	1.9516	2.3370
GTQ	Guatemala’s Quetzal	Guatemala	0.2399	0.3006
PEN	Peruvian Sol	Peru	0.6505	0.7438
VEF	Venezuelan Bolivars	Venezuela	0.9089	1.0883
ARS	Argentinean Peso	Argentina	0.5142	0.6774
BOB	Bolivian	Bolivia	0.2760	0.3306
PYG	Paraguayan Guarani	Paraguay	0.0004	0.0005
UYU	Uruguayan Peso	Uruguay	0.0833	0.0959
CLP	Chilean Peso	Chile	0.0037	0.0037

(c) Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting practices and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

In the preparation of these interim financial statements, judgments made by the management in the application of the accounting practices and the sources used to estimate significant uncertainties are consistent with those used in the preparation of the annual financial statements for the year ended December 31, 2008.

(d) Segment Reporting

Until December 31, 2008, the Company disclosed its information per segment as required by the IAS 14 Segment Reporting, replaced by IFRS 8, Operating Segments, which became effective for the year beginning on or as of January 1, 2009.

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8 requires that disclosure of segment information is based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Based on IFRS 8, the Company has defined the following operating segments:  (a) the geographical regions Latin America North - LAN (consisting of the operations in Brazil and the countries in the northern portion of Latin America, or HILA-ex - Dominican Republic, Ecuador, Guatemala, Peru and Venezuela), Latin America South – LAS (consisting of the operations of Quinsa and in the countries of the Southern Cone - Argentina, Paraguay, Uruguai, Chile, Bolívia, with the Holding company in Luxemburgo) and Canada (consisting of the operations of Labatt in Canada); and (b) the beer and non-alcoholic beverages businesses.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

With the adoption of IFRS 8, there has been no change in the presentation of the segments disclosed in accordance with IAS 14.

5. SEGMENT REPORTING

(a) Geographical segments – six-month periods ended at:

	LAN		LAS		Canada		Consolidated
(in thousand of Brazilian Reais)	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Net sales	6,999,500	6,382,821	1,986,236	1,387,760	2,018,081	1,776,219	11,003,817	9,546,800
Cost of sales	(2,159,418)	(2,167,011)	(788,657)	(590,568)	(673,445)	(561,139)	(3,621,520)	(3,318,718)
Gross profit	4,840,082	4,215,810	1,197,579	797,192	1,344,636	1,215,080	7,382,297	6,228,082
Sales and marketing expenses	(1,715,152)	(1,514,601)	(343,106)	(267,521)	(553,108)	(558,674)	(2,611,366)	(2,340,796)
Administrative expenses	(525,074)	(392,022)	(84,574)	(48,356)	(98,020)	(88,626)	(707,668)	(529,004)
Other operating income/(expenses)	201,678	173,772	(1,493)	11,037	3,515	(1,470)	203,700	183,339
Income from operations before non-recurring items	2,801,534	2,482,959	768,406	492,352	697,023	566,310	4,266,963	3,541,621
Non-recurring items	222,371	(3,798)	(14,183)	(1,319)	(6,559)	(3,311)	201,629	(8,428)
Income from operations	3,023,905	2,479,161	754,223	491,033	690,464	562,999	4,468,592	3,533,193
Net financial cost	(457,902)	(468,853)	(74,768)	(76,836)	(41,522)	(52,330)	(574,192)	(598,019)
Share of results of associates	-	-	-	3,806	256	46	256	3,852
Income before income tax	2,566,003	2,010,308	679,455	418,003	649,198	510,715	3,894,656	2,939,026
Income tax expense	(490,867)	(362,980)	(184,263)	(125,825)	(214,953)	(169,846)	(890,083)	(658,651)
Net income	2,075,136	1,647,328	495,192	292,178	434,245	340,869	3,004,573	2,280,375

Attributable to:
Equity holders of AmBev	2,075,136	1,647,321	454,843	266,413	434,245	340,869	2,964,224	2,254,603
Minority interest	-	7	40,349	25,765	-	-	40,349	25,772

Segment assets	11,076,706	10,625,501	5,346,735	4,777,023	16,503,475	16,532,246	32,926,916	31,934,776
Intersegment elimination							4	(8)
Non-segmented assets							7,167,936	4,428,290
Total assets							40,094,856	36,363,058

Segment liabilities	5,806,411	5,264,817	753,317	541,847	1,376,746	1,347,676	7,936,474	7,154,340
Intersegment elimination							-	-
Non-segmented liabilities							32,158,382	29,208,718
Total liabilities							40,094,856	36,363,058
	-	-	-	-	-	-	-	-
CAPEX	322,978	492,667	143,143	116,447	74,696	91,496	540,817	700,610
Impairment losses/ (reversals)	51,655	5,320	-	(571)	-	-	51,655	4,749
Depreciation and amortization	385,484	369,789	157,824	108,061	104,119	95,663	647,427	573,513
Additions to/ (reversals of) provisions	27,215	60,277	3,582	4,707	4,354	3,311	35,151	68,295
Full time employees	27,665	28,865	6,884	6,946	4,937	5,016	39,486	40,827

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Business segments – six-month periods ended at:

	LAN
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	5,656,840	1,342,660	6,999,500	5,220,736	1,162,085	6,382,821
Cost of sales	(1,611,055)	(548,363)	(2,159,418)	(1,641,644)	(525,367)	(2,167,011)
Gross profit	4,045,785	794,297	4,840,082	3,579,092	636,718	4,215,810
Sales and marketing expenses	(1,420,431)	(294,721)	(1,715,152)	(1,261,949)	(252,652)	(1,514,601)
Administrative expenses	(449,359)	(75,715)	(525,074)	(345,097)	(46,925)	(392,022)
Other operating income/(expenses)	149,448	52,230	201,678	141,216	32,556	173,772
Income from operations before non-recurring items	2,325,443	476,091	2,801,534	2,113,262	369,697	2,482,959
Non-recurring items	160,352	62,019	222,371	(2,546)	(1,252)	(3,798)
Income from operations	2,485,795	538,110	3,023,905	2,110,716	368,445	2,479,161
Net financial cost	(457,902)	-	(457,902)	(468,853)	-	(468,853)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	2,027,893	538,110	2,566,003	1,641,863	368,445	2,010,308
Income tax and social contribution expense	(490,867)	-	(490,867)	(362,980)	-	(362,980)
Net income	1,537,026	538,110	2,075,136	1,278,883	368,445	1,647,328
Attributable to:
Equity holders of AmBev	1,537,026	538,110	2,075,136	1,278,876	368,445	1,647,321
Minority interest	-	-	-	7	-	7

	Brazil
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	5,453,120	1,178,032	6,631,152	5,061,639	1,039,026	6,100,665
Cost of sales	(1,479,489)	(450,618)	(1,930,107)	(1,536,984)	(447,839)	(1,984,823)
Gross profit	3,973,631	727,414	4,701,045	3,524,655	591,187	4,115,842
Sales and marketing expenses	(1,301,926)	(234,286)	(1,536,212)	(1,164,346)	(202,066)	(1,366,412)
Administrative expenses	(415,894)	(53,372)	(469,266)	(322,251)	(36,410)	(358,661)
Other operating income/(expenses)	149,173	51,786	200,959	141,529	32,803	174,332
Income from operations before non-recurring items	2,404,984	491,542	2,896,526	2,179,587	385,514	2,565,101
Non-recurring items	167,987	62,584	230,571	(2,478)	(1,184)	(3,662)
Income from operations	2,572,971	554,126	3,127,097	2,177,109	384,330	2,561,439
Net financial cost	(464,771)	-	(464,771)	(438,807)	-	(438,807)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	2,108,200	554,126	2,662,326	1,738,302	384,330	2,122,632
Income tax and social contribution expense	(489,715)	-	(489,715)	(361,933)	-	(361,933)
Net income	1,618,485	554,126	2,172,611	1,376,369	384,330	1,760,699
Attributable to
Equity holders of AmBev	1,618,485	554,126	2,172,611	1,376,369	384,330	1,760,699
Minority interest	-	-	-	-	-	-

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex*
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Soft drinks	Beer	Total
Net sales	203,720	164,628	368,348	159,097	123,059	282,156
Cost of sales	(131,566)	(97,745)	(229,311)	(104,660)	(77,528)	(182,188)
Gross profit	72,154	66,883	139,037	54,437	45,531	99,968
Sales and marketing expenses	(118,505)	(60,435)	(178,940)	(97,603)	(50,586)	(148,189)
Administrative expenses	(33,465)	(22,343)	(55,808)	(22,846)	(10,515)	(33,361)
Other operating income/(expenses)	275	444	719	(313)	(247)	(560)
Income from operations before non-recurring items	(79,541)	(15,451)	(94,992)	(66,325)	(15,817)	(82,142)
Non-recurring items	(7,635)	(565)	(8,200)	(68)	(68)	(136)
Income from operations	(87,176)	(16,016)	(103,192)	(66,393)	(15,885)	(82,278)
Net financial cost	6,869	-	6,869	(30,046)	-	(30,046)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	(80,307)	(16,016)	(96,323)	(96,439)	(15,885)	(112,324)
Income tax and social contribution expense	(1,152)	-	(1,152)	(1,047)	-	(1,047)
Net income	(81,459)	(16,016)	(97,475)	(97,486)	(15,885)	(113,371)
Attributable to:
Equity holders of AmBev	(81,459)	(16,016)	(97,475)	(97,493)	(15,885)	(113,378)
Minority interest	-	-	-	7	-	7
* HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala, Peru and Venezuela.

	LAS
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Soft drinks	Beer	Total
Net sales	1,435,618	550,618	1,986,236	985,079	402,681	1,387,760
Cost of sales	(454,918)	(333,739)	(788,657)	(334,993)	(255,575)	(590,568)
Gross profit	980,700	216,879	1,197,579	650,086	147,106	797,192
Sales and marketing expenses	(227,123)	(115,983)	(343,106)	(181,278)	(86,243)	(267,521)
Administrative expenses	(80,714)	(3,860)	(84,574)	(46,867)	(1,489)	(48,356)
Other operating income/(expenses)	(967)	(526)	(1,493)	11,282	(245)	11,037
Income from operations before non-recurring items	671,896	96,510	768,406	433,223	59,129	492,352
Non-recurring items	(13,927)	(256)	(14,183)	(1,319)	-	(1,319)
Income from operations	657,969	96,254	754,223	431,904	59,129	491,033
Net financial cost	(74,512)	(256)	(74,768)	(75,390)	(1,446)	(76,836)
Share of results of associates	-	-	-	3,806	-	3,806
Income before income tax and social contribution	583,457	95,998	679,455	360,320	57,683	418,003
Income tax and social contribution expense	(183,668)	(595)	(184,263)	(125,825)	-	(125,825)
Net income	399,789	95,403	495,192	234,495	57,683	292,178
Attributable to:
Equity holders of AmBev	359,603	95,240	454,843	209,045	57,368	266,413
Minority interest	40,186	163	40,349	25,450	315	25,765

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	06/30/2009		06/30/2008
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	2,018,081	2,018,081	1,776,219	1,776,219
Cost of sales	(673,445)	(673,445)	(561,139)	(561,139)
Gross profit	1,344,636	1,344,636	1,215,080	1,215,080
Sales and marketing expenses	(553,108)	(553,108)	(558,674)	(558,674)
Administrative expenses	(98,020)	(98,020)	(88,626)	(88,626)
Other operating income/(expenses)	3,515	3,515	(1,470)	(1,470)
Income from operations before non-recurring items	697,023	697,023	566,310	566,310
Non-recurring items	(6,559)	(6,559)	(3,311)	(3,311)
Income from operations	690,464	690,464	562,999	562,999
Net financial cost	(41,522)	(41,522)	(52,330)	(52,330)
Share of results of associates	256	256	46	46
Income before income tax and social contribution	649,198	649,198	510,715	510,715
Income tax and social contribution expense	(214,953)	(214,953)	(169,846)	(169,846)
Net income	434,245	434,245	340,869	340,869
Attributable to:
Equity holders of AmBev	434,245	434,245	340,869	340,869
Minority interest	-	-	-	-

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Geographical segments – quarters ended at:

	LAN		LAS		Canada		Consolidated
(in thousand of Brazilian Reais)	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Net sales	3,344,902	3,087,963	794,643	592,793	1,208,589	1,032,673	5,348,134	4,713,429
Cost of sales	(1,005,194)	(1,061,828)	(333,042)	(272,444)	(386,149)	(315,221)	(1,724,385)	(1,649,493)
Gross profit	2,339,708	2,026,135	461,601	320,349	822,440	717,452	3,623,749	3,063,936
Sales and marketing expenses	(875,601)	(744,672)	(153,263)	(123,840)	(278,297)	(302,595)	(1,307,161)	(1,171,107)
Administrative expenses	(288,166)	(207,667)	(53,872)	(26,464)	(52,571)	(39,911)	(394,609)	(274,042)
Other operating income/(expenses)	107,533	94,966	10,553	115	732	2,875	118,818	97,956
Income from operations before non-recurring items	1,283,474	1,168,762	265,019	170,160	492,304	377,821	2,040,797	1,716,743
Non-recurring items	(5,523)	(2,826)	(8,378)	(1,045)	(1,894)	90	(15,795)	(3,781)
Income from operations	1,277,951	1,165,936	256,641	169,115	490,410	377,911	2,025,002	1,712,962
Net financial cost	(184,477)	(256,184)	(43,227)	(48,768)	(21,705)	(15,863)	(249,409)	(320,815)
Share of results of associates	-	-	-	3,806	211	(21)	211	3,785
Income before income tax	1,093,474	909,752	213,414	124,153	468,916	362,027	1,775,804	1,395,932
Income tax expense	(169,851)	(175,120)	(66,114)	(40,911)	(147,895)	(119,331)	(383,860)	(335,362)
Net income	923,623	734,632	147,300	83,242	321,021	242,696	1,391,944	1,060,570

Attributable to:
Equity holders of AmBev	923,623	712,320	130,924	71,028	321,021	242,696	1,375,568	1,026,044
Minority interest	-	22,312	16,376	12,214	-	-	16,376	34,526

Segment assets	11,076,706	10,625,501	5,346,735	4,777,023	16,503,475	16,532,246	32,926,916	31,934,770
Intersegment elimination							4	(8)
Non-segmented assets							7,167,936	4,428,290
Total assets							40,094,856	36,363,052

Segment liabilities	5,806,411	5,264,817	753,317	541,847	1,376,746	1,347,676	7,936,474	7,154,340
Intersegment elimination							-	-
Non-segmented liabilities							32,158,382	29,208,718
Total liabilities							40,094,856	36,363,058
	-	-	-	-	-	-	-	-
CAPEX	222,419	319,648	113,303	67,609	50,923	63,890	386,645	451,147
Impairment losses/ (reversals)	22,664	3,223	-	6	-	-	22,664	3,229
Depreciation and amortization	190,219	182,939	76,035	53,976	44,264	46,450	310,518	283,365
Additions to/ (reversals of) provisions	4,829	30,466	1,939	2,397	2,383	(90)	9,151	32,773
Full time employees	27,665	28,865	6,884	6,946	4,937	5,016	39,486	40,827

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Business Segments – quarters ended at:

	LAN
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,701,283	643,619	3,344,902	2,523,659	564,304	3,087,963
Cost of sales	(762,557)	(242,637)	(1,005,194)	(803,466)	(258,362)	(1,061,828)
Gross profit	1,938,726	400,982	2,339,708	1,720,193	305,942	2,026,135
Sales and marketing expenses	(733,245)	(142,356)	(875,601)	(598,548)	(146,124)	(744,672)
Administrative expenses	(243,017)	(45,149)	(288,166)	(181,324)	(26,343)	(207,667)
Other operating income/(expenses)	76,694	30,839	107,533	76,878	18,088	94,966
Income from operations before non-recurring items	1,039,158	244,316	1,283,474	1,017,199	151,563	1,168,762
Non-recurring items	(5,140)	(383)	(5,523)	(1,778)	(1,048)	(2,826)
Income from operations	1,034,018	243,933	1,277,951	1,015,421	150,515	1,165,936
Net financial cost	(184,477)	-	(184,477)	(256,184)	-	(256,184)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	849,541	243,933	1,093,474	759,237	150,515	909,752

Income tax and social contribution expense	(169,851)	-	(169,851)	(175,120)	-	(175,120)
Net income	679,690	243,933	923,623	584,117	150,515	734,632
Attributable to:
Equity holders of AmBev	679,690	243,933	923,623	563,146	149,174	712,320
Minority interest	-	-	-	20,971	1,341	22,312

	Brazil
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,587,052	563,180	3,150,232	2,446,173	504,979	2,951,152
Cost of sales	(692,748)	(196,773)	(889,521)	(749,497)	(219,404)	(968,901)
Gross profit	1,894,304	366,407	2,260,711	1,696,676	285,575	1,982,251
Sales and marketing expenses	(684,288)	(113,093)	(797,381)	(551,894)	(119,393)	(671,287)
Administrative expenses	(223,717)	(31,278)	(254,995)	(168,567)	(21,182)	(189,749)
Other operating income/(expenses)	76,251	30,316	106,567	77,064	18,233	95,297
Income from operations before non-recurring items	1,062,550	252,352	1,314,902	1,053,279	163,233	1,216,512
Non-recurring items	53	(206)	(153)	(1,765)	(1,016)	(2,781)
Income from operations	1,062,603	252,146	1,314,749	1,051,514	162,217	1,213,731
Net financial cost	(167,563)	-	(167,563)	(235,696)	-	(235,696)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	895,040	252,146	1,147,186	815,818	162,217	978,035

Income tax and social contribution expense	(169,126)	-	(169,126)	(174,549)	-	(174,549)
Net income	725,914	252,146	978,060	641,269	162,217	803,486
Attributable to
Equity holders of AmBev	725,914	252,146	978,060	635,194	162,217	797,411
Minority interest	-	-	-	6,075	-	6,075

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex*
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	114,231	80,439	194,670	77,486	59,325	136,811
Cost of sales	(69,809)	(45,864)	(115,673)	(53,969)	(38,958)	(92,927)
Gross profit	44,422	34,575	78,997	23,517	20,367	43,884
Sales and marketing expenses	(48,957)	(29,263)	(78,220)	(46,654)	(26,731)	(73,385)
Administrative expenses	(19,300)	(13,871)	(33,171)	(12,757)	(5,161)	(17,918)
Other operating income/(expenses)	443	523	966	(186)	(145)	(331)
Income from operations before non-recurring items	(23,392)	(8,036)	(31,428)	(36,080)	(11,670)	(47,750)
Non-recurring items	(5,193)	(177)	(5,370)	(13)	(32)	(45)
Income from operations	(28,585)	(8,213)	(36,798)	(36,093)	(11,702)	(47,795)
Net financial cost	(16,914)	-	(16,914)	(20,488)	-	(20,488)
Share of results of associates	-	-	-	-	-	-
Income before income tax and social contribution	(45,499)	(8,213)	(53,712)	(56,581)	(11,702)	(68,283)

Income tax and social contribution expense	(725)	-	(725)	(571)	-	(571)
Net income	(46,224)	(8,213)	(54,437)	(57,152)	(11,702)	(68,854)
Attributable to:
Equity holders of AmBev	(46,224)	(8,213)	(54,437)	(72,048)	(13,043)	(85,091)
Minority interest	-	-	-	14,896	1,341	16,237
* HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala, Peru and Venezuela.

	LAS
	06/30/2009			06/30/2008
(in thousands of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	564,218	230,425	794,643	415,779	177,014	592,793
Cost of sales	(194,516)	(138,526)	(333,042)	(156,515)	(115,929)	(272,444)
Gross profit	369,702	91,899	461,601	259,264	61,085	320,349
Sales and marketing expenses	(103,757)	(49,506)	(153,263)	(84,651)	(39,189)	(123,840)
Administrative expenses	(51,353)	(2,519)	(53,872)	(25,512)	(952)	(26,464)
Other operating income/(expenses)	8,294	2,259	10,553	671	(556)	115
Income from operations before non-recurring items	222,886	42,133	265,019	149,772	20,388	170,160
Non-recurring items	(8,143)	(235)	(8,378)	(1,045)	-	(1,045)
Income from operations	214,743	41,898	256,641	148,727	20,388	169,115
Net financial cost	(43,003)	(224)	(43,227)	(48,206)	(562)	(48,768)
Share of results of associates	-	-	-	3,806	-	3,806
Income before income tax and social contribution	171,740	41,674	213,414	104,327	19,826	124,153

Income tax and social contribution expense	(65,519)	(595)	(66,114)	(40,911)	-	(40,911)
Net income	106,221	41,079	147,300	63,416	19,826	83,242
Attributable to:
Equity holders of AmBev	89,911	41,013	130,924	51,259	19,769	71,028
Minority interest	16,310	66	16,376	12,157	57	12,214

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	06/30/2009		06/30/2008
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	1,208,589	1,208,589	1,032,673	1,032,673
Cost of sales	(386,149)	(386,149)	(315,221)	(315,221)
Gross profit	822,440	822,440	717,452	717,452
Sales and marketing expenses	(278,297)	(278,297)	(302,595)	(302,595)
Administrative expenses	(52,571)	(52,571)	(39,911)	(39,911)
Other operating income/(expenses)	732	732	2,875	2,875
Income from operations before non-recurring items	492,304	492,304	377,821	377,821
Non-recurring items	(1,894)	(1,894)	90	90
Income from operations	490,410	490,410	377,911	377,911
Net financial cost	(21,705)	(21,705)	(15,863)	(15,863)
Share of results of associates	211	211	(21)	(21)
Income before income tax and social contribution	468,916	468,916	362,027	362,027

Income tax and social contribution expense	(147,895)	(147,895)	(119,331)	(119,331)
Net income	321,021	321,021	242,696	242,696
Attributable to:
Equity holders of AmBev	321,021	321,021	242,696	242,696
Minority interest	-	-	-	-

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The subsidiary Quilmes Industrial (Quinsa), Société Anonyme acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., exclusively bottler of Pepsi in Bolivia. This transaction amounted to US$ 27 million, equivalent to R$52,693 in June 2009.

7. NON-RECURRING ITEMS

To better reflect the performance of our business, income from operations and net income, as reported in accordance with IFRS, are adjusted for certain non-recurring items because of their significance, as detailed below:

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Income from operations before non-recurring items	4,266,963	3,541,621	2,040,797	1,716,743
Restructuring	(37,811)	(8,428)	(17,990)	(3,781)
Perpetual license of Labatt brands in USA	239,440	-	2,195	-
Income from operations	4,468,592	3,533,193	2,025,002	1,712,962

The non-recurring restructuring expenses in 2009 and 2008, amounting to R$37,811 and R$8,428, respectively, are related to the realignment of the structure and processes in all geographic segments.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation disclosed on February 23, 2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$239,440 from this licensing of the Labatt brands.

Had the non-recurring items not been adjusted in profits from operations, the restructuring expenses would be classified in Administrative expenses, and income from disposal of assets would be recorded in Other operating revenues/(expenses).

8. FINANCE COST AND INCOME

They are recognized in the period’s results.

Finance income

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Interest	70,796	56,085	37,615	26,894
Gains with derivative instruments	63,815	30,651	61,895	38,669
Gains/(losses) on financial instruments other than derivatives	57,218	-	(6,001)	4,501
Other financial income	28,395	18,932	18,142	8,126
	220,224	105,668	111,651	78,190

Interest income results from the following financial assets:

	Six months period ended on:		Three months period ended on:
Interest Income	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Cash and banks	63,028	42,236	34,442	22,757
Trading securities investment and other	7,768	13,849	3,173	4,137
	70,796	56,085	37,615	26,894

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Finance costs

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Interest expense	(488,009)	(558,683)	(206,906)	(293,409)
Losses on hedging instruments	(144,099)	(22,397)	(36,266)	(22,044)
Interest on tax contingencies	(7,574)	(13,454)	(3,173)	(11,166)
Gains/(losses) on financial instruments other than derivatives	-	(43,280)	-	(43,280)
Exchange variation over dividends receivable	(59,442)	-	(59,442)	-
Tax on financial transactions	(24,436)	(27,972)	(9,426)	(10,062)
Other financial costs, including bank fees	(70,856)	(37,901)	(45,847)	(19,044)
	(794,416)	(703,687)	(361,060)	(399,005)

Interest expenses are stated net of the effects of derivative instruments that protect AmBev’s interest rate risk – also refer to Note 19, Risks arising from financial instruments. As determined by IFRS 7, Financial instruments: disclosures, the interest expenses recognized in financial instruments protected or not by hedging operations as well as the net interest expenses of derivative instruments related to the hedge are subdivided as follows:

	Six months period ended on:		Three months period ended on:
Interest expenses	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Financial liabilities measured at amortized cost	(271,038)	(250,796)	(103,070)	(126,972)
Hedged items	(252,778)	32,974	(179,554)	94,339
Hedge instruments	74,932	(207,519)	90,418	(177,746)
Cash flow hedge - Hedged items	(73,468)	(74,715)	(35,692)	(36,597)
Cash flow hedge - (Hedge instruments – reclassified from shareholders’ equity)	34,343	34,123	20,992	16,772
Economic hedge – Hedged items	-	(59,420)	-	(45,169)
Economic hedge – Hedge instruments	-	(33,330)	-	(18,036)
	(488,009)	(558,683)	(206,906)	(293,409)

9. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution are recognized to the period’s results as follows:

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Income tax expense
Current	662,785	426,356	277,707	209,074
Deferred	227,208	232,295	106,153	126,288
	890,083	658,651	383,860	335,362

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Profit before tax	3,894,656	2,939,026	1,775,804	1,395,932
Adjustment on taxable basis
Non-taxable net financial income and other income	(451,495)	(140,371)	(125,017)	(44,803)
Non-taxable intercompany dividends	(582)	(26)	(281)	(17)
Government grant related to sales taxes	(111,093)	(125,132)	(56,024)	(62,970)
Expenses non-deductible for tax purposes	363,881	56,560	127,357)	27,385
	3,695,367	2,730,057	1,721,839	1,315,527
Aggregated weighted nominal tax rate	32.44%	33.31%	32.65%	33.12%
Taxes – nominal rate	1,198,777	909,382	562,180	435,703
Adjustment on taxes expenses
Government grant on income tax	(110,710)	(55,401)	(78,767)	(27,704)
Deductible interest attributed to shareholders	(173,152)	(166,624)	(85,851)	(77,159)
Tax saving from goodwill amortization on tax books	(76,107)	(73,425)	(38,138)	(37,034)
Dividends withholding tax	17,284	10,977	10,862	4,417
Other tax adjustment	33,991	33,742	13,574	37,139
Income tax and social contribution expense	890,083	658,651	383,860	335,362
Effective tax rate	22.85%	22.41%	21.62%	24.02%

The main events that took place in the six-month period and that had an impact on the effective tax rate were: (a) amount received regarding the perpetual licensing of the Labatt brands in the United States, as explained in Note 7, considered partially taxable; and (b) increase in the financial losses recorded in companies abroad that are non-deductible under the Brazilian tax rules.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10. PROPERTY, PLANT AND EQUIPMENT
	06/30/2009					12/31/2008
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Beginning balance	3,280,164	9,944,166	2,022,701	796,042	16,043,073	13,770,579
Effect of movements in Foreign exchange	(256,759)	(808,674)	(109,583)	(43,732)	(1,218,748)	1,055,491
Acquisition through business combinations	7,4	8,779	3,321	-	19,5	-
Acquisition	3,638	96,754	17,116	357,599	475,107	1,783,114
Disposals	(1,331)	(73,305)	(45,291)	(632)	(120,559)	(367,468)
Transfer to other asset categories	97,745	354,227	88,304	(629,354)	(89,078)	(232,793)
Other	-	(739)	-	24,172	23,433	34,150
Closing balance	3,130,857	9,521,208	1,976,568	504,095	15,132,728	16,043,073

Depreciation and Impairment
Beginning balance	(1,283,500)	(6,178,648)	(1,276,325)	-	(8,738,473)	(7,723,037)
Effect of movements in foreign exchange	64,146	415,355	63,616	-	543,117	-433,611
Depreciation	(57,318)	(386,884)	(114,890)		(559,092)	(1,014,971)
Impairment losses(i)	-	(51,656)	-	-	(51,656)	(99,194)
Disposals	404	68,559	31,285	-	100,248	324,784
Transfer to other asset categories	(229)	56,462	5,236	-	61,469	207,556
Other	-	864	-186	-	678	-
Closing balance	(1,276,497)	(6,075,948)	(1,291,264)	-	(8,643,709)	(8,738,473)

Carrying amount:
December 31, 2008	1,996,663	3,793,725	718,169	796,043	7,304,600	7,304,600
June 30, 2009	1,854,360	3,445,260	685,304	504,095	6,489,019	-

(i) refers substantially to returnable packaging losses.

11. GOODWILL

	06/30/2009	12/31/2008
Beginning balance	17,912,429	17,180,569
Effect of movements in foreign exchange	(407,478)	327,992
Acquisitions through business combinations and minority interests	20,439	403,868
Closing balance	17,525,390	17,912,429

AmBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

12. INTANGIBLE ASSETS

	06/30/2009			12/31/2008
	Useful Life		Total	Total
	Indefinite	Definite
Acquisition cost
Beginning balance	1,922,025	1,743,261	3,665,287	3,025,822
Effect of movements in foreign exchange	(391,387)	(68,862)	(460,249)	430,985
Acquisitions	53,481	12,233	53,751	175,262
Disposal				(1,178)
Transfers to other assets categories	-	19,071	31,034	31,838
Other movements	27,960	(2,262)	25,698	2,558
Closing balance	1,612,079	1,703,441	3,315,521	3,665,287

Amortization and Impairment losses
Beginning balance	-	(1,172,389)	(1,172,389)	(983,226)
Foreign exchange variation effect	-	25,180	25,180	(15,534)
Amortization	-	(91,694)	(91,694)	(176,432)
Disposal				513
Transfers to other assets categories	-	8,531	8,531	2,561
Other movement				(271)
Closing balance	-	(1,230,372)	(1,230,372)	(1,172,389)

Carrying g amount:
December 31, 2008	1,922,025	570,872	2,492,898	2,492,898
June 30, 2009	1,612,079	473,069	2,085,149	-

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands are expected to generate positive cash flows for as long as the Company owns the brands. Certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives are tested for impairment purposes in the fourth quarter of the year.

13. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	06/30/2009	12/31/2008
Trade receivables	52,159	99,363
Cash deposits for guarantees	528,704	547,615
Other receivables	370,902	343,410
Tax credits	1,458,308	1,633,828
	2,410,073	2,624,216

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Current trade and other receivables

	06/30/2009	12/31/2008
Trade receivables	1,098,874	1,832,607
Interest receivable	61,565	40,092
Taxes receivable	324,208	316,719
Derivative financial instruments with positive fair value	697,220	819,403
Other receivables	860,054	419,851
	3,041,921	3,428,672

14. CASH AND CASH EQUIVALENTS

	06/30/2009	12/31/2008
Short term bank deposits	3,556,640	2,725,581
Current bank accounts	704,121	559,748
Cash	17,618	13,537
Cash and cash equivalents	4,278,379	3,298,866

Bank overdrafts	(32,802)	(18,820)

15. ASSETS HELD FOR SALE

	06/30/2009	12/31/2008
Assets held for sale	62,399	67,938
	62,399	67,938

Assets held for sale amounting to R$62,399 refer to land and buildings, mainly in Brazil. They are expected to be sold in 2009 and 2010.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

16. CHANGES IN EQUITY - CONSOLIDATED

The table below presents the changes in the consolidated shareholders’ equity for the period of six and three months ended June 30, 2009 and 2008:

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of January 1, 2008	6,105,207	(1,158,869)	118,358	(508,191)	38,282	(507,014)	(86,089)	14,118,303	18,119,987	506,692	18,626,679
Total recognized income and expenses				(85,259)	(44,059)	(1,593)		2,254,603	2,123,692	28,088	2,151,780
Shares issued	438,908							(438,908)	-		-
Dividends								(1,337,509)	(1,337,509)		(1,337,509)
Share-based payments			41,643						41,643	(1,115)	40,528
Treasury shares		1,051,233	(36,628)				(11,434)	(1,638,204)	(635,033)		(635,033)
Purchase of minority interests									-	(387,379)	(387,379)
Other								23,169	23,169	-	23,169

Balance as of June 30, 2008	6,544,115	(107,636)	123,373	(593,450)	(5,777)	(508,607)	(97,523)	12,981,454	18,335,949	146,286	18,482,235

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of January 1, 2009	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577
Total recognized income and expenses				(1,155,813)	(121,420)	430		2,964,224	1,687,421	16,640	1,704,061
Capital Increase	210,676							(144,746)	65,930		65,930
Dividends								(1,010,768)	(1,010,768)	(43)	(1,010,811)
Share-based payments			38,466						38,466	(6)	38,460
Treasury shares		21,505					(11,192)		10,313		10,313
Other								(63,846)	(63,846)	-	(63,846)

Balance as of June 30, 2009	6,812,666	(87,772)	190,197	(468,570)	(16,078)	(529,181)	(104,367)	15,718,138	21,515,033	240,651	21,755,684

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of April 1, 2008	6,105,207	(1,673,558)	131,830	(449,575)	250,800	(505,801)	(86,078)	15,192,028	18,964,853	111,643	19,076,496
Total recognized income and expenses	-	-	-	(143,875)	(256,577)	(2,806)	-	1,026,044	622,786	42,995	665,781
Shares issued	438,908	-	-	-	-	-	-	(438,908)	-	-	-
Dividends	-	-	-	-	-	-	-	(1,074,376)	(1,074,376)	-	(1,074,376)
Share-based payments	-	-	28,171	-	-	-	-	-	28,171	(1,203)	26,968
Treasury shares	-	1,565,922	(36,628)	-	-	-	(11,445)	(1,638,204)	(120,355)	-	(120,355)
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(29,977)	(29,977)
Other	-	-	-	-	-	-	-	(85,130)	(85,130)	22,828	(62,302)

Balance as of June 30, 2008	6,544,115	(107,636)	123,373	(593,450)	(5,777)	(508,607)	(97,523)	12,981,454	18,335,949	146,286	18,482,235

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

in thousand of R$	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total equity
Balance as of April 1, 2009	6,601,990	(111,938)	172,274	399,656	137,478	(526,595)	(94,290)	15,257,673	21,836,248	241,619	22,077,867
Total recognized income and expenses	-	-	-	(868,226)	(153,556)	(2,586)	-	1,375,568	351,200	10,226	361,426
Capital Increase	210,676	-	-	-	-	-	-	(144,746)	65,930	-	65,930
Dividends	-	-	-	-	-	-	-	(754,001)	(754,001)	(43)	(754,044)
Share-based payments	-	-	17,923	-	-	-	-	-	17,923	(6)	17,917
Treasury shares	-	24,166	-	-	-	-	(10,077)	-	14,089	-	14,089
Other	-	-	-	-	-	-	-	(16,356)	(16,356)	(11,145)	(27,501)

Balance as of June 30, 2009	6,812,666	(87,772)	190,197	(468,570)	(16,078)	(529,181)	(104,367)	15,718,138	21,515,033	240,651	21,755,684

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The share-based payment reserve was impacted by the expense of R$57,115 (see Note 18 – Share-based payment) and R$28,186 in the six-month periods ended June 30, 2009 and 2008, respectively.

Capital stock

Outstanding shares	Preferred*	Common*	Total*
At the end of the previous year	269,428	345,508	614,936
Changes during the period	845	1,087	1,932
	270,273	346,595	616,868

Treasury shares	Preferred*	Common*	Total*
At the end of the previous year	827	105	932
Changes during the period	(78)	20	(58)
	749	125	874

* per thousand shares

At the Annual and Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock took place:

i) Capital stock increase in the amount of R$101,322, through the issue of 804 thousand common shares and 389 thousand preferred shares, paid in upon capitalization of 70% of tax benefit earned by the Company with the partial amortization of the goodwill special reserve in 2008 fiscal year;

ii) Capital stock increase in the amount of R$43,423, without issuance of shares, corresponding to capitalization of 30% of tax benefit earned by the Company with the partial amortization of the fiscal incentive reserve;

At the Board of Directors' Meeting held on June 29, 2009, the capital stock was increased by R$65,931, in view of verified subscription and payment by Company shareholders of 283 thousand common shares and 456 thousand preferred shares issued at the Annual General Meeting of April 28, 2009.

Changes in treasury shares in Reais, for the periods ended	6/30/2009	12/31/2008
At the beginning of the period	(109,277)	(1,158,869)
Reacquired shares for the satisfaction of share-based payments transaction	(7,137)	(346,971)
Reacquired shares - market	-	(283,283)
Cancellation of shares	-	1,638,204
Satisfaction of share-based payments transaction	28,641	41,642
At the end of the period	(87,773)	(109,277)

On March 3, 2008, the Company launched a program for the repurchase of common and preferred own shares up to the amount of R$750,000, which matured on February 26, 2009.

Dividends and interest on equity

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On June 29, 2009: The Company approved the distribution, in view of the profits earned in the interim statement of March 31, 2009, of (i) dividends to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$0.78 per common share and R$0.86 per preferred share, without income tax withholding, pursuant to the law in force; and (ii) interest on equity to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$0.38 per common share and R$0.42 per preferred share. The distribution of interest on equity will be taxed in compliance with the law in force, which will result in a net distribution of interest on equity of R$0.32 per common share and R$0.36 per preferred share.

The aforementioned payments will be made as from July 31, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholding position of July 3, 2009 for Bovespa’s shareholders and of July 8, 2009 for NYSE’s shareholders, without monetary restatement. Shares and ADRs were traded ex-dividends as from July 6, 2009

On April 13, 2009: the Company approved the distribution of interest on equity, in view of the profits earned in the interim statement of March 31, 2009, to be allocated to the minimum mandatory dividends of 2009 fiscal year, at a ratio of R$0.41 per common share and R$0.45 per preferred share. The distribution of interest on equity will be taxed according to the law in force, which will result in a net distribution of interest on equity of R$0.35 per common share and R$0.38 per preferred share.

The aforementioned payments have been made as from May 29, 2009 (ad referendum of the Annual General Meeting for the year ending December 31, 2009).

17. INTEREST-BEARING LOANS AND BORROWINGS

This note discloses contractual information on the position of interest-bearing loans and borrowings of the Company. Note 19 discloses additional information related to the Company’s exposure to interest rate and currency risks.

Current and non-current interest-bearing loans and borrowings totaled R$8,758,622 on June 30, 2009, compared to R$10,657,827 on December 31, 2008.

The variation in gross indebtedness in the quarter ended June 30, 2009 can be explained mainly by the amortization of the Promissory Note and the agroindustrial credit in the amounts of R$1,500,000 and R$ 265,000, respectively, and also by the net increase of R$ 355,410 in the agreements with BNDES partially offset by the losses arising from the fair value adjustment of hedged debts and by foreign exchange gains on debts denominated in US Dollars.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Non-current Liabilities
	6/30/2009	12/31/2008
Secured bank loans	192,258	86,279
Unsecured bank loans	2,721,992	2,676,062
Unsecured bond issues	3,648,437	3,919,373
Other unsecured loans	365,074	360,411
Financial leasings	19,144	27,498
	6,946,905	7,069,623

Current Liabilities
	6/30/2009	12/31/2008
Secured bank loans	277,838	52,900
Unsecured bank loans	699,550	2,698,260
Unsecured bond issues	816,973	817,050
Other unsecured loans	8,484	8,454
Financial leasings	8,872	11,540
	1,811,717	3,588,204

	Total	Less than one year	1-2 years	2-5 years	Over 5 years
Secured bank loans	470,096	277,838	119,012	61,790	11,456
Unsecured bank loans	3,421,542	699,550	839,093	1,552,515	330,384
Unsecured bond issues	4,465,410	816,973	-	3,362,312	286,125
Other unsecured loans	373,558	8,484	-	248,898	116,176
Financial leasings	28,016	8,872	12,011	7,133	-
	8,758,622	1,811,717	970,116	5,232,648	744,141

18. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors, in order to align the interests of shareholders with those of the employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is recorded as expenses throughout the maturity period. The options granted under the bonus plan and issued during the first half of 2009 can be exercised as from the 5th year. AmBev issued a total of 456 thousand of such options, representing a fair value of approximately R$28,220. In addition, 78 thousand options were granted to members of the board of directors, representing a fair value of approximately R$5,125.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2009 grants are as follows:

In R$, except when otherwise mentioned	2009	2008

Fair value of options granted	66.23	83.55
Share price	97.93	134.19
Exercise price	97.48	130.63
Expected volatility	48.2%	33.0%
Expected option life (in years)	5.0	5.0
Expected dividends	0%	0%
Risk-free interest rate	11.8%	12.5%

As per the terms of the option plan for 2009, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 (thirty) days before the grant date.

Expected volatility is based on historical volatility calculated using 252 (two hundred and fifty-two) days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The above-mentioned share-based payment transactions resulted in a total expense of R$57,115 and R$28,186 in the six-months ended  on June 30, 2009 and 2008, respectively.

19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital market in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. Any exception to the policy must be approved by the Board of Directors.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

To meet its objectives, the Company and its subsidiaries use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards, linear options and swaps. On June 30, 2009, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were stated as Fair value hedge instruments. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial results.

ii) Operational hedge – These contracted operations for the purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at its fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding booking accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variation of operations between the Company and its subsidiaries abroad, such as intercompany loans. In order to meet that goal, the Company contracted derivative instruments (future liquidity contracts), which their results are meansured according to their fair value and recognized on the accrual basis in the income tax result of each period.

On June 30, 2009 and December 31, 2008, these instruments’ contracted amounts and their respective fair values, as well as accumulated effects in the year, are detailed in the table below:

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Contracted amounts and respective fair values:

Purpose / Risk/ Instrument		Notional Amount		Fair Value
		06/30/2009	12/31/2008	06/30/2009	12/31/2008
Foreign Currency	Future contracts(1)	1,604,703	1,630,058	(8,579)	(52,960)
Foreign Currency	Non Deliverable Forwards	931,055	984,737	64,172	161,206
Foreign Currency	Deliverable Forwards	396,929	315,772	(10,605)	13,406
Interest Rates	Future contracts[1]	(662,500)	(1,000,000)	17	(460)
Commodity	Future contracts[1]	103,567	236,798	13,005	(53,039)
Commodity	Swaps	519,288	471,008	(103,469)	(293,716)
Operational Hedge		2,893,042	2,638,373	(45,459)	(225,563)
Foreign Currency	Future contracts[1]	(572,697)	(713,369)	1,018	23,209
Foreign Currency	Swaps	2,630,482	2,957,757	(274,429)	172,931
Foreign Currency	Non Deliverable Forwards	1,219,572	1,469,253	469,947	379,282
Interest Rates	Future contracts[1]	27,000	382,000	(39)	(216)
Interest Rates	Swaps	17,142	599,544	55,306	14,577
Financial Hedge		3,321,499	4,695,185	251,803	589,783
Foreign Currency	Future contracts[1]	(1,425,937)	(1,590,329)	6,590	52,689
Fiscal Hedge		(1,425,937)	(1,590,329)	6,590	52,689
Total Derivatives		4,788,604	5,743,229	212,934	416,909
Accumulated results:

Purpose / Risk/ Instrument		Result period ended on		Result quarter ended on
		6/30/2009 [2]	6/30/2008	6/30/2009	6/30/2008
Foreign Currency	Future contracts(1)	(247,807)	(144,324)	(251,660)	(120,029)
Foreign Currency	Non Deliverable Forwards	1,802	(8,143)	1,883	(6,103)
Foreign Currency	Deliverable Forwards	(7,092)	(5,875)	(19,590)	7,195
Interest Rates	Future contracts[1]	(437)	0	(437)	0
Commodity	Future contracts[1]	37,830	18,383	32,687	9,465
Commodity	Swaps	(9,583)	157,406	33,567	71,509
Operational Hedge		(225,287)	17,447	(203,550)	(37,963)
Foreign Currency	Future contracts[1]	84,390	1,578	66,618	9,057
Foreign Currency	Swaps	(431,472)	(587,518)	(545,420)	(446,934)
Foreign Currency	Non Deliverable Forwards	185,727	109,352	125,404	67,587
Interest Rates	Future contracts[1]	(7,429)	(2,090)	902	(2,417)
Interest Rates	Swaps	74,982	(12,440)	29,857	2,772
Financial Hedge		(93,802)	(491,118)	(322,639)	(369,935)
Foreign Currency	Future contracts[1]	268,243	126,801	252,125	98,705
Fiscal Hedge		268,243	126,801	252,125	98,705
Total Derivatives		(50,846)	(346,870)	(274,064)	(309,193)

(1) Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2) Income generated by operations during 2009. Of the amount generated in the period, R$174,441 was recognized in the result of the period, of which R$(93,802) as financial income and R$268,243 as income tax and social contribution; and the loss of R$(225,287) was recorded in shareholders’ equity, partially amortizing the earnings retained in previous periods, which will be recognized in future periods, depending on the nature of each hedge.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

These instruments, as of June 30, 2009, at Fair Value and Notional amount per instrument, matured as follows:

Purpose / Risk / Instrument		Fair Value
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	1,474,748	129,955	-	-	-	1.604.703
Foreign Currency	Non Deliverable Forwards	497,777	433,278	-	-	-	931.055
Foreign Currency	Deliverable Forwards	162,073	234,856	-	-	-	396.929
Interest Rates	Future contracts	(5,619)	(656,881)	-	-	-	(662.500)
Commodity	Future contracts	35,438	68,129	-	-	-	103.567
Commodity	Swaps	298,612	220,676	-	-	-	519.288
Operational Hedge		2,463,029	430,013	-	-	-	2,893,042
Foreign Currency	Future contracts	(698,891)	(2,402)	131,668	(210)	(2,862)	(572.697)
Foreign Currency	Swaps	-	56,596	1,359,204	-	1,214,682	2.630.482
Foreign Currency	Non Deliverable Forwards	-	-	608,584	610,988	-	1.219.572
Interest Rates	Future contracts	29,026	(114)	(2,957)	1,045	-	27.000
Interest Rates	Swaps	-	(282,858)	167,968	(167,968)	300,000	17.142
Financial Hedge		(669,865)	(228,778)	2,264,467	443,855	1,511,820	3,321,499
Foreign Currency	Future contracts	(1,425,937)	-	-	-	-	(1.425.937)
Fiscal Hedge		(1,425,937)	-	-	-	-	(1,425,937)
Total Derivatives		367,227	201,235	2,264,467	443,855	1,511,820	4,788,604

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Purpose / Risk / Instrument		Notional Amount
		2009	2010	2011	2012	>2012	Total
Foreign Currency	Future contracts	(8,057)	(522)	-	-	-	(8,579)
Foreign Currency	Non Deliverable Forwards	27,030	37,142	-	-	-	64,172
Foreign Currency	Deliverable Forwards	(2,821)	(7,784)	-	-	-	(10,605)
Interest Rates	Future contracts	-	17	-	-	-	17
Commodity	Future contracts	(909)	13,914	-	-	-	13,005
Commodity	Swaps	(59,591)	(43,878)	-	-	-	(103,469)
Operational Hedge		(44,348)	(1,111)	-	-	-	(45,459)
Foreign currency	Future Contracts	572	(8)	466	(1)	(11)	1,018
Foreign currency	Swaps	-	54,614	(124,380)	-	(204,663)	(274,429)
Foreign currency	Non Deliverable Forwards	-	-	322,225	147,722	-	469,947
Interest Rates	Future Contracts	(39)	-	(2)	1	-	(40)
Interest Rates	Swaps	-	15,323	5,545	2,612	31,827	55,306
Financial Hedge		533	69,929	203,854	150,334	(172,847)	251,803
Foreign Currency	Future Contracts	6,590	-	-	-	-	6,590
Fiscal Hedge		6,590	-	-	-	-	6,590
Total Derivatives		(37,225)	68,818	203,854	150,334	(172,847)	212,934

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis, which requires that two scenarios be presented with 25% and 50% deterioration on the considered risk variable, in addition to a base scenario.   These scenarios may impact on  future   results and /or cash flows of the  Company, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on June 30, 2009.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 301, 2009.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2009.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction’s hedge objects.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR[i] (R$)

Foreign Currency	Future Contracts	Dollar decrease	(8,579)	(409,755)	(810,931)	128,027
Foreign Currency	NDFs	Dollar and Euro decrease	64,172	(168,592)	(401,356)	43,678
Foreign Currency	Deliverable Forwards	Dollar decrease	(10,605)	(109,837)	(209,069)	56,596
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	17	(9,343)	(18,685)	3,496
Commodity	Future Contracts	Commodities decrease	13,005	(12,887)	(38,778)	34,868
Commodity	Swaps	Commodities decrease	(103,469)	(233,291)	(363,113)	92,047
Operational Hedge			(45,459)	(943,705)	(1,841,932)

Foreign Currency	Future Contracts	Dollar decrease	1,018	(142,156)	(285,331)	72,455
Foreign Currency	Swaps	Dollar decrease	(274,429)	(932,049)	(1,589,670)	394,157
Foreign Currency	NDFs	Dollar decrease	469,947	165,054	(139,839)	146,091
Interest Rates	Future Contracts	Increase in interest rate	(39)	(2,520)	(5,040)	2,067
Interest Rates	Swaps	Increase in interest rate	55,306	(9,068)	(18,136)	3,393
Financial Hedge			251,803	(920,739)	(2,038,016)

Foreign Currency	Future Contracts	Real increase	6,590	(349,894)	(706,378)	217,542
Fiscal Hedge			6,590	(349,894)	(706,378)

Total Derivatives			212,934	(2,214,338)	(4,586,326)

 (1) unaudited information

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar decrease	48,790	(677,645)	(1,404,061)
Input purchases		(48,790)	677,645	1,404,061
Commodities hedge	Decrease in	(90,464)	(246,178)	(401,891)
Input purchases	commodity prices	90,464	246,178	401,891
Foreign exchange hedge	Dollar decrease	(3,785)	(19,882)	(35,980)
Capex purchase		3,785	19,882	35,980
Operational hedge		(45,459)	(943,705)	(1,841,932)
Operational purchases		45,459	943,705	1,841,932
Net effect			-	-

Foreign exchange hedge	Foreign currency	196,536	(909,151)	(2,014,840)
Net debt	increase	(196,536)	909,151	2,014,840
Interest rate hedge	Increase in interest	55,267	(11,588)	(23,176)
Interest Expenses	rates	(55,267)	11,588	23,176
Financial hedge		251,803	(920,739)	(2,038,016)
Net debt and interest		(251,803)	920,739	2,038,016
Net effect			-	-

Foreign exchange hedge	Dollar increase	6,590	(349,894)	(706,378)
Tax expenses		(6,590)	349,894	706,378
Fiscal hedge		6,590	(349,894)	(706,378)
Tax expenses		(6,590)	349,894	706,378
Net effect

Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of June 30, 2009 the Company kept an amount of R$113,171 in immediate liquidity or cash investments (R$226,431 on December 31, 2008).

Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities and debentures are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are stated as items subject to fair value hedge. As such, variations in the fair value of hedged risk factors are recognized in income in contra account to the amount of their respective debts.

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$31,316 on June 30, 2009 (R$268,841 on December 31, 2008), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital BRL (Labatt)	1,946,791	1,793,785	153,006
Senior Notes – BRI (i)	150,245	156,879	(6,634)
International financing (other currencies)	1,118,828	1,118,828	-
Agro-industrial credit	184,724	184,724	-
BNDES/FINEP/EGF	641,296	641,296	-
Bond 2011	1,072,050	1,134,999	(62,949)
Bond 2013	1,043,261	1,151,468	(108,207)
Bond 2017	286,125	286,125	-
Debentures	2,063,973	2,070,505	(6,532)
Tax incentives	223,313	223,313	-
Financial Leasing	28,016	28,016	-

	8,758,622	8,789,938	(31,316)

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as June 30, 2009, approximately 115.80% of face value for Bond 2011, 115.0% for Bond 2013 and 95.37% for Bond 2017 (110.19% for Bond 2011, 110.55% for Bond 2013 and 72.42% for Bond 2017 on December 31, 2008).

Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

The process that determines the financial institutions authorized to operate as the Company’s counterparts is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. On June 30, 2009, the total amount of this limit is R$243,950 (equivalent to US$125,000) in derivative operations contracted in Brazil, and R$126,854 (equivalent to US$ 65,000) in derivative operations contracted abroad.

On June 30, 2009, the Company had relevant short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, BNP Paribas, Bradesco, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: ABN Amro Real, Barclays, Banco de Crédito do Peru, BNB, BBVA, Banco Votorantim, Citibank, Deutsche Bank, Goldman Sachs, Itaú-Unibanco, JP Morgan Chase, Macquarie, Morgan Stanley, NBC, Prudential Securities, Santander, ScotiaBank, Societè Generale, Standard Bank and TD Securities.

20. PROVISIONS

	Restructuring	Contingencies	Other	Total
Balance at January 1, 2009	15,518	908,755	140,399	1,064,672
Effect of changes in foreign exchange variation	(1,628)	(25,525)	-	(27,153)
Provisions made	4,354	152,539	-	156,893
Provisions used	(5,916)	(39,023)	-	(44,939)
Change of scope	-	1,631	-	1,631
Provisions reversed	-	(121,740)	-	(121,740)
Other changes	-	(1,072)	2,394	1,322
Balance on June 30, 2009	12,328	875,565	142,793	1,030,686

Provision for contingencies mainly comprises tax and labor lawsuits (see note 21).

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

The provisions are expected to be settled within the following time windows:

In thousands of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years

Restructuring
Non-current restructuring	12,328	8,037	4,291	-	-
Total	12,328	8,037	4,291

In thousands of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years
Contingencies
Civil	39,983	1,448	10,898	18,520	9,117
Taxes on sales	405,049	21,238	76,762	153,524	153,525
Income tax	71,183	3,457	13,501	27,002	27,223
Labor	254,337	13,020	51,383	98,647	91,288
Other	105,013	10,663	19,431	58,873	16,045
	875,565	49,826	171,975	356,566	297,198

Other	142,793	-	-	-	142,793
Total	1,030,686	57,863	176,266	356,566	439,991

21. CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits. The amount related to these taxes recorded on June 30, 2009 and on December 31, 2008 was R$428,174 and R$427,010 respectively.

Labor

The Company and its subsidiaries are involved in approximately 4,196 labor proceedings, considered as probable losses, mainly related to overtime, its effects and respective charges, among others. The amount related to labor contingencies recorded on June 30, 2009 and December 31, 2008 was R$254,337 and R$249,525 respectively

Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to employees.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated.

Labatt Canada

Labatt Canada was assessed by the Canadian government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$218,000, equivalent to R$369,480 on June 30, 2009. In the event Labatt Canada is required to pay these amounts, CAD$110,000 will be reimbursed by its former parent company AB InBev, equivalent to R$186,435 on June 30, 2009.

During 2008, as required by Canadian government, payments of CAD$115,277, equivalent to R$212,872, were made. Out of this amount, AB InBev has reimbursed Labatt Canada in CAD$79,186, equivalent to R$146,226. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the probable payable amount was assessed at CAD$63,586 in the “Accounts Payable”, equivalent to R$107,770, on June 30, 2009.

Lawsuits with possible loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable. For the lawsuits as follow below, Company’s management understands there is no need for provision:

Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it adopts a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The total amount related to the Company’s tax assessments is R$ 2,789,081. Based on the legal opinion of its legal consultants, the Company classify the risk of loss of the mentioned amount as possible but not probable.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

Stock subscription bonus (warrants)

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than the Company considers as established upon the warrant issuance. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$130,441), in addition to legal fees and charges. In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterpart funds substantially lower than the current market value.

Lawsuit against the Alcohol Industry in Brazil

On October 28, the Federal Prosecutor’s Office filed a suit for damages against AmBev and two other companies of the liquor industry claiming in total approximately R$2.8 billion (of which about R$2.1 billion is demanded from AmBev). The Prosecution Office’s representatives argue that: (i) alcohol may seriously damage people’s health and public health and that beer is the most consumed alcoholic beverage in Brazil; (ii) the defendants hold approximately 90% of the Brazilian beer market share and invest heavily in advertising; and (iii) the advertising campaigns increase not only the defendant’s market share but also the total alcohol consumption, consequently damaging society. AmBev believes that the proceedings are not well-founded and intends to vehemently defend itself in this lawsuit.

CADE – Administrative Proceeding

On July 22, 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and has, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo” which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352 million.

Based on our advisors’ analysis,  we understand that this is a contingency with risk of possible loss  (but not probable), and therefore we have not established a provision in our interim financial statements.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

We are also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which we believe contravenes applicable competition rules and regulations.

Events as Plaintiffs

On June 30, 2009, the Company and its subsidiaries did not have lawsuits in which they acted as plaintiffs for which the probability of success was probable and therefore worthy of being disclosed.

22.       RELATED PARTIES

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to the Stock Option Plan, as mentioned in Note 18.

The total expenses with the Company’s Management members are as follows:

	Six months period ended on:		Three months period ended on:
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Short-term Management members benefits (i)	9,721	5,407	5,046	2,069
Share-based payments (ii)	5,460	7,343	2,814	5,234
Total Key Management Remuneration	15,181	12,750	7,860	7,303

(i) These correspond substantially to management fees and profit sharing (including performance bonuses)

(ii) These correspond to the cost of stock options granted to Management members.

Before January 1, 2003, AmBev had deferred payment stock plans. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of revised text approved in AmBev´s Extraordinary General Meeting of April 27,2007.

Excluding the above mentioned plan, AmBev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

Transactions with other related parties:

FAHZ is one of the Company’s shareholders, with 16.69% of the voting rights and 9.37% of share capital. FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008 and on June 30, 2009, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

In addition, the expenses incurred by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$52,700 on June 30, 2009 (R$45,094 on June 30, 2008), of which R$44,265 related to active employees and R$8,435 related to inactive employees (R$39,399 and R$5,694 respectively, in 2008).

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of AmBev interest in these entities are as follows:

In thousand of Reais	06/30/2009

Non-current assets	140,042
Current assets	130,017
Non-current liabilities	177,986
Current liabilities	116,792
Income for the period	11,161
Income attributable to shareholders	3,129

Transactions with associates

AmBev transactions with associates were as follows:

In thousand of Reais	06/30/2009

Net sales	40,255
Current liabilities	345,658

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

23. RECONCILIATION OF PARENT COMPANY’S EQUITY AND PROFIT

As required by CVM Instruction 457, from July 13, 2007, the Company has prepared the reconciliations between the parent company shareholders’ equity and profit under BRGAAP and the shareholders’ equity and profit from the consolidated financial statements under IFRS, as follows:

(In thousands of Brazilian Reais)	06/30/2009	12/31/2008
Shareholders’ equity under BR GAAP – parent company	18,595,303	17,278,138
Adjustments under IFRS:
Business combinations	3,797,237	4,397,569
Employee benefits	(394,760)	(409,122)
Other adjustments	(36,779)	6,515
Deferred income tax over IFRS adjustments	(406,125)	(573,350)
Impact of adjustments in minority interest	(39,843)	87,767
Shareholders’ equity under IFRS – consolidated financial statements	21,515,033	20,787,517

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01– NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Brazilian Reais)	06/30/2009	06/30/2008
Profit under BR GAAP – parent company	2,840,637	1,251,003
Adjustments under IFRS:
Business combinations	(24,630)	1,000,052
Employee benefits	10,816	6,909
Other adjustments	33,582	15,005
Deferred income tax over IFRS adjustments	112,319	4,028
Impact of adjustments in minority interest	(8,500)	(22,394)
Profit under IFRS – consolidated financial statements	2,964,224	2,254,603

24. EVENTS AFTER THE BALANCE SHEET DATE

a)   Debentures – settlement

On July 1st, 2009, the Company settled the 2009 Debenture totaling R$836,774, of which R$ 817,050 referred to the principal and the remaining amount to interest concerning last quarter.

b) CADE – Administrative Proceeding

On July 22, 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1, related to the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”. Refer to Note 21 for detailed information.

(c) Dividends and interest on equity

On August 11, 2009, the Company approved the distribution, in view of the profits earned in the interim statement of June  30, 2009, of (i) dividends to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$1.30 per common share and R$1.43 per preferred share, without withholding income tax, pursuant to the law in force; and (ii) interest on equity to be allocated to the minimum mandatory dividend of 2009 fiscal year, at the ratio of R$0.25 per common share and R$0.28 per preferred share. The distribution of interest on equity will be taxed in compliance with the law in force, which will result in a net distribution of interest on equity of R$0.21 per common share and R$0.23 per preferred share.

The aforementioned payments will be made as from October 2, 2009 (ad referendum of the Annual General Meeting for fiscal year ending on December 31, 2009) based on shareholding position of September 15, 2009 for Bovespa’s shareholders and of September 18, 2009 for NYSE’s shareholders, without monetary restatement. Shares and ADRs will be traded ex-dividends as from September 16, 2009

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AMBEV REPORTS 2009 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, August 13, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the 2009 second quarter (Q2 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and six months period ended June 30, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before non-recurring items. Non-recurring items are either income or expenses, which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2008 (Q2 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Top line grew 8.8% driven by volume growth and price increases across our regions. Organic volume growth of 4.1% was a result of a 7% volume growth in Brazil, partly offset by a 3.5% volume decline in Latin America South. Canada and Hila-Ex volumes grew 2.3% and 1.1%, respectively, in the period.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter decreased by 4.3% in the quarter as expected gains on our hedges, lower commodity prices for PET and corn and productivity initiatives more than offset inflation in the period. SG&A (excl. depreciation & amortization) increased organically by 13.5% driven by higher volumes, inflation, timing of certain investments and higher accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net income: Our Normalized EBITDA reached R$2,383.1 million in Q2 2009, an organic growth of +13.8 % and margin expansion of 230 bps in the second quarter to 44.6%. Operating cash flow generation was R$1,991.1 million in Q2 2009, an increase of +31.4% yoy. Our Normalized Net income was R$1,391.4. million (+35.1%) in Q2 2009 while our Normalized Earnings per share (EPS) grew 34.6% yoy.

Payout and Financial Discipline: In Q2 2009, we paid interest on own capital (IOC) totaling around R$262 million. Since then, we paid dividends and IOC of approximately R$745 million beginning July 31 and declared additional dividends and IOC of approximately R$ 1.0 billion, to be paid beginning October 2, 2009. There were no share buybacks in the quarter.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	2Q08	2Q09	Reported		Organic		YTD 08	YTD 09	Reported		Organic
Total volumes	32,777.1	34,076.5	4.0%		4.1%		68,561.9	71,344.7	4.1%		4.6%
Beer	23,683.7	24,499.0	3.4%		4.5%		49,241.5	50,813.8	3.2%		4.3%
CSD and NANC	9,093.3	9,577.5	5.3%		2.8%		19,320.4	20,530.8	6.3%		5.2%

Net sales	4,713.4	5,348.1	13.5%		8.8%		9,546.8	11,003.8	15.3%		9.7%
Gross profit	3,063.9	3,623.7	18.3%		13.6%		6,228.1	7,382.3	18.5%		13.2%
Gross margin	65.0%	67.8%	280	bps	310	bps	65.2%	67.1%	190	bps	220	bps
EBITDA	2,008.7	2,367.3	17.9%		13.3%		4,111.5	5,167.7	25.7%		20.3%
EBITDA margin	42.6%	44.3%	160	bps	220	bps	43.1%	47.0%	390	bps	440	bps
Normalized EBITDA	2,012.5	2,383.1	18.4%		13.8%		4,119.9	4,966.0	20.5%		15.1%
Normalized EBITDA margin	42.7%	44.6%	190	bps	230	bps	43.2%	45.1%	200	bps	240	bps
Net Income - AmBev holders	1,026.0	1,375.6	34.1%				2,254.6	2,964.2	31.5%
Normalized Net Income - AmBev holders	1,029.8	1,391.4	35.1%				2,263.0	2,762.6	22.1%
No. of share outstanding (millions)	613.7	616.0					613.7	616.0
EPS (R$/shares)	1.67	2.23	33.6%				3.67	4.81	31.0%
Normalized EPS	1.68	2.26	34.6%				3.69	4.48	21.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Message from AmBev Management

We closed the first half of 2009 with another strong quarter, delivering year to date EBITDA of R$4,966 million, an organic growth of 15.1%, exceeding our expectations given the continuing challenges to industry volumes across the countries we operate other than Brazil, where disposable income and overall macro-economic environment remain positive. These results were only possible because of the quality of our brands, our people and our preparation for what is proving to be a challenging year in several markets.

During the second quarter, our normalized consolidated EBITDA totaled R$2,383.1, a 13.8% organic increase with our margins expanding by 230 bps and reaching 44.6%. Consolidated volumes delivered solid growth once again and were 4.1% higher in Q2 2009.
Our Brazil business delivered another solid quarter as good industry performance and market share gains resulted in a 7% volume growth for both Beer and CSD & Nanc in the period.  Our Normalized Brazil EBITDA increased organically by +8.1%, with margins expanding by 90 bps. Our results in this quarter were negatively impacted by the timing of certain investments in the market as well as higher accruals for variable compensations versus last year. We believe our year to date EBITDA growth of 12.9% versus last year is a better proxy of our performance than Q2 2009.  “We are pleased with our performance in the first half of the year as we continued to execute our productivity and innovation strategies as planned despite a better than anticipated macro-economic scenario in Brazil during the period. We will continue focusing on them in order to position ourselves for profitability growth in 2009 and beyond”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.
HILA-ex reported a Normalized EBITDA loss of R$9.9 million. João Castro Neves comments: “Although in the very early stages, I am pleased with the initiatives we have launched to move us closer to our goal of delivering break-even EBITDA in the Region”.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America South continues to deliver strong results despite poor industry performance across most markets (mainly in soft drinks), contributing with Normalized EBITDA of R$341.1 million (+37.3%) in the period. Good revenue management, market share gains and fixed cost savings on both COGS and SG&A allowed us to continue to expand margins in Q2 2009. Year to date, our EBITDA in the region grew 28.3% in organic terms. “We delivered strong performance in the second quarter despite volume decline due to the industry slowdown. We achieved this performance by gaining market share, effective revenue management, focus on the premium segments, a solid support to our mainstream brands and by rationalizing our cost structures. We expect a tough macroeconomic environment for the next quarters but we are confident our brands and our management team will continue to perform to face the challenges to come”, says Bernardo Paiva, CEO for Quinsa.
In Canada, Labatt delivered Normalized EBITDA of R$545.7 million in the period, a 14.1% organic growth with margins expanding 330 bps. Top line growth was driven by price increases ahead of inflation and better product mix while market share gains and industry growth drove volumes up 2.3% versus last year. Higher commodities prices started to cycle out and we continue to benefit from productivity and fixed cost savings. Year to date our EBITDA grew 10.6% in organic terms. "Labatt had a strong first half of the year despite a tough economic scenario in Canada. Our performance continues to be driven by strong price management, growth in our focus brands, smart innovation and the leveraging of all cost saving opportunities,” says Márcio Froes, President for Labatt.

Overall, the results we have achieved year-to-date on our cost management initiatives together with our hedges have been important contributors to our performance in the first half of the year. Although we expect a much tougher H2 2009, particularly as some of our hedges become less favorable, we will work very hard to maintain our consolidated COGS for the full year growing flat to up low single digits in organic terms.

As we look forward to H2 2009, we remain cautiously optimistic about the outlook, as the second half of the year should be better than we anticipated earlier in the year, principally in Brazil, but still more challenging than H1 2009. Considering challenging comparisons in the third quarter due to relatively tough volume comparisons and higher expected sales and marketing investment, particularly for CSD&NANC Brazil and Canada, our consolidated year-over-year organic EBITDA growth should be lower than the one delivered in H1 2009.

Finally, EBITDA growth and operating cash flow generation remain our two biggest priorities for 2009 and we will continue to focus on our innovation and productivity plans in order to deliver our results in 2009 while positioning ourselves for the future.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Consolidated Income Statement

Consolidated Income Statement R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported	% Organic
Net Revenue	4,713.4	1.5	221.7	411.6	5,348.1	13.5%	8.8%
Cost of Goods Sold (COGS)	(1,649.5)	4.1	(85.2)	6.2	(1,724.4)	4.5%	-0.4%
Gross Profit	3,063.9	5.5	136.5	417.8	3,623.7	18.3%	13.6%
Selling, General and Administrative (SG&A)	(1,445.1)	(0.3)	(69.2)	(187.2)	(1,701.8)	17.8%	13.0%
Other operating income	97.9	0.2	2.1	18.6	118.8	21.4%	18.9%
Normalized Operating Income (normalized EBIT)	1,716.7	5.4	69.5	249.2	2,040.8	18.9%	14.4%
Non-recurring items above EBIT	(3.8)		(6.3)	(5.7)	(15.8)	nm	nm
Net Financial Results	(320.8)				(249.4)	-22.3%
Share of results of associates	3.8				0.2	-94.4%
Income Tax expense	(335.4)				(383.9)	14.5%
Net income	1,060.6				1,391.9	31.2%
Attributable to AmBev holders	1,026.0				1,375.6	34.1%
Atributable to minority interests	34.5				16.4	-52.6%

Normalized EBITDA	2,012.5	5.8	86.2	278.6	2,383.1	18.4%	13.8%

Consolidated Income Statement R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Net Revenue	9,546.8	(18.9)	549.2	926.7	11,003.8	15.3%	9.7%
Cost of Goods Sold (COGS)	(3,318.7)	16.6	(216.0)	(103.4)	(3,621.5)	9.1%	3.1%
Gross Profit	6,228.1	(2.4)	333.2	823.4	7,382.3	18.5%	13.2%
Selling, General and Administrative (SG&A)	(2,869.8)	7.3	(162.3)	(294.3)	(3,319.0)	15.7%	10.3%
Other operating income	183.3	0.1	5.6	14.6	203.7	11.1%	8.0%
Normalized Operating Income (normalized EBIT)	3,541.6	5.1	176.5	543.7	4,267.0	20.5%	15.3%
Non-recurring items above EBIT	(8.4)		(4.3)	214.4	201.6	nm	nm
Net Financial Results	(598.0)				(574.2)	-4.0%
Share of results of associates	3.9				0.3	-93.4%
Income Tax expense	(658.7)				(890.1)	35.1%
Net income	2,280.4				3,004.6	31.8%
Attributable to AmBev holders	2,254.6				2,964.2	31.5%
Atributable to minority interests	25.8				40.3	56.6%

Normalized EBITDA	4,119.9	5.5	217.3	623.4	4,966.0	20.5%	15.1%

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Labatt business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

(*) Q2 2006 and Q2 2007 data derive from BR GAAP figures and are presented just for reference purposes.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q2 2009 and H1 2009 (YTD09).

AmBev delivered Normalized EBITDA of R$2,383.1 million in the quarter with margin expansion of 230 bps. Top line growth continued to exceed volume growth and our COGS/hl further improved from first quarter trends. However, investment phasing and higher accruals for variable compensations due to a very tough comparison in Brazil adversely impacted our operational leverage in the period.

Our year to date EBITDA totaled R$4,966.0 million representing a growth of 15.1% and a margin expansion of 240bps to 45.1%.

AmBev Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	32,777.1	(34.5)		1,333.9	34,076.5	4.0%		4.1%
Net Revenue	4,713.4	1.5	221.7	411.6	5,348.1	13.5%		8.8%
Net Revenue/hl	143.8	0.2	6.5	6.4	156.9	9.1%		4.5%
COGS	(1,649.5)	4.1	(85.2)	6.2	(1,724.4)	4.5%		-0.4%
COGS/hl	(50.3)	0.1	(2.5)	2.1	(50.6)	0.6%		-4.3%
Gross Profit	3,063.9	5.5	136.5	417.8	3,623.7	18.3%		13.6%
Gross Margin	65.0%				67.8%	280	bps	310	bps
SG&A excl. deprec.&amort.	(1,309.1)	(0.2)	(63.8)	(175.8)	(1,548.9)	18.3%		13.5%
SG&A deprec.&amort.	(136.0)	(0.2)	(5.3)	(11.4)	(152.9)	12.5%		8.4%
SG&A Total	(1,445.1)	(0.3)	(69.2)	(187.2)	(1,701.8)	17.8%		13.0%
Other operating income	97.9	0.2	2.1	18.6	118.8	21.4%		18.9%
Normalized EBIT	1,716.7	5.4	69.5	249.2	2,040.8	18.9%		14.4%
Normalized EBIT Margin	36.4%				38.2%	170	bps	220	bps
Normalized EBITDA	2,012.5	5.8	86.2	278.6	2,383.1	18.4%		13.8%
Normalized EBITDA Margin	42.7%				44.6%	190	bps	230	bps

AmBev Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	68,561.9	(351.5)		3,134.2	71,344.7	4.1%		4.6%
Net Revenue	9,546.8	(18.9)	549.2	926.7	11,003.8	15.3%		9.7%
Net Revenue/hl	139.2	0.4	7.7	6.9	154.2	10.8%		4.9%
COGS	(3,318.7)	16.6	(216.0)	(103.4)	(3,621.5)	9.1%		3.1%
COGS/hl	(48.4)	(0.0)	(3.0)	0.7	(50.8)	4.9%		-1.4%
Gross Profit	6,228.1	(2.4)	333.2	823.4	7,382.3	18.5%		13.2%
Gross Margin	65.2%				67.1%	190	bps	220	bps
SG&A excl. deprec.&amort.	(2,611.7)	7.5	(148.9)	(251.1)	(3,004.1)	15.0%		9.7%
SG&A deprec.&amort.	(258.1)	(0.2)	(13.4)	(43.2)	(314.9)	22.0%		16.7%
SG&A Total	(2,869.8)	7.3	(162.3)	(294.3)	(3,319.0)	15.7%		10.3%
Other operating income	183.3	0.1	5.6	14.6	203.7	11.1%		8.0%
Normalized EBIT	3,541.6	5.1	176.5	543.7	4,267.0	20.5%		15.3%
Normalized EBIT Margin	37.1%				38.8%	170	bps	210	bps
Normalized EBITDA	4,119.9	5.5	217.3	623.4	4,966.0	20.5%		15.1%
Normalized EBITDA Margin	43.2%				45.1%	200	bps	240	bps

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,496.4 million in the quarter with margin expansion of 140 bps.  Our year to date EBITDA totaled R$3,238.7 million representing a growth of 13.4% and a margin expansion of 220 bps to 46.3%.

LAN Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	22,870.0	(285.1)		1,493.8	24,078.8	5.3%		6.6%
Net Revenue	3,088.0	(18.5)	35.5	239.9	3,344.9	8.3%		7.8%
Net Revenue/hl	135.0	0.9		3.0	138.9	2.9%		2.2%
COGS	(1,061.8)	16.1	(20.7)	61.2	(1,005.2)	-5.3%		-5.9%
COGS/hl	(46.4)	0.1		4.6	(41.7)	-10.1%		-9.8%
Gross Profit	2,026.1	(2.3)	14.8	301.1	2,339.7	15.5%		14.9%
Gross Margin	65.6%				69.9%	430	bps	460	bps
SG&A excl. deprec.&amort.	(852.2)	10.8	(17.3)	(184.5)	(1,043.2)	22.4%		21.9%
SG&A deprec.&amort.	(100.1)		(2.4)	(18.1)	(120.5)	20.5%		18.1%
SG&A Total	(952.3)	10.8	(19.7)	(202.6)	(1,163.8)	22.2%		21.5%
Other operating income	94.9	0.2	(0.3)	12.8	107.5	13.3%		13.4%
Normalized EBIT	1,168.8	8.6	(5.2)	111.3	1,283.5	9.8%		9.5%
Normalized EBIT Margin	37.8%				38.4%	50	bps	110	bps
Normalized EBITDA	1,354.9	8.6	(1.0)	133.7	1,496.4	10.4%		9.8%
Normalized EBITDA Margin	43.9%				44.7%	90	bps	140	bps

LAN Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	47,244.0	(602.1)		3,318.2	49,960.1	5.7%		7.1%
Net Revenue	6,382.8	(38.8)	75.0	580.5	6,999.5	9.7%		9.2%
Net Revenue/hl	135.1	0.9		4.1	140.1	3.7%		3.0%
COGS	(2,167.0)	28.6	(46.8)	25.7	(2,159.4)	-0.4%		-1.2%
COGS/hl	(45.9)	0.0		2.6	(43.2)	-5.8%		-5.7%
Gross Profit	4,215.8	(10.2)	28.3	606.2	4,840.1	14.8%		14.4%
Gross Margin	66.0%				69.1%	310	bps	340	bps
SG&A excl. deprec.&amort.	(1,710.4)	18.5	(43.4)	(256.1)	(1,991.5)	16.4%		15.1%
SG&A deprec.&amort.	(196.2)		(5.7)	(46.9)	(248.8)	26.8%		23.9%
SG&A Total	(1,906.6)	18.5	(49.1)	(303.0)	(2,240.2)	17.5%		16.0%
Other operating income	173.8	0.0	0.1	27.7	201.7	16.1%		16.0%
Normalized EBIT	2,483.0	8.3	(20.7)	331.0	2,801.5	12.8%		13.3%
Normalized EBIT Margin	38.9%				40.0%	110	bps	190	bps
Normalized EBITDA	2,858.1	8.3	(11.3)	383.6	3,238.7	13.3%		13.4%
Normalized EBITDA Margin	44.8%				46.3%	150	bps	220	bps

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,506.2 million in the quarter, representing an organic growth of +8.1% and a margin expansion of 90 bps to 47.8%. Year to date our Normalized EBITDA totaled R$3,287.4 million, increasing 12.9% versus last year.

Our performance in Brazil for the second quarter, and to a lesser extent in the first half of 2009, has been significantly impacted by a tough comp in our SG&A year over year driven by accruals for variable compensation. Although the accruals for variable compensation is a normal part of our performance, it becomes a relevant tough comp this year when taken in consideration the fact that Brazil did not receive any variable compensation in 2008 and has delivered very good results in the first half of 2009. This should not be an important driver for SG&A growth in the ordinary course of business.

Excluding our incremental accruals for variable compensation, our Brazil SG&A would have increased by 14.2% and 8.3% in the three and six months period ended in June, respectively, while our Brazil EBITDA for the same periods would have increased by 13.8% and 17.4%.

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01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	21,345.2	(285.1)		1,476.6	22,536.8	5.6%		7.0%
Net Revenue	2,951.2	(18.5)		217.5	3,150.2	6.7%		7.4%
Net Revenue/hl	138.3	1.0		0.5	139.8	1.1%		0.4%
COGS	(968.9)	16.1		63.2	(889.5)	-8.2%		-6.6%
COGS/hl	(45.4)	0.2		5.8	(39.5)	-13.0%		-12.7%
Gross Profit	1,982.3	(2.3)		280.8	2,260.7	14.0%		14.2%
Gross Margin	67.2%				71.8%	460	bps	460	bps
SG&A excl. deprec.&amort.	(769.3)	10.8		(187.2)	(945.7)	22.9%		24.7%
SG&A deprec.&amort.	(91.7)			(14.9)	(106.6)	16.3%		16.3%
SG&A Total	(861.0)	10.8		(202.2)	(1,052.4)	22.2%		23.8%
Other operating income	95.3	0.2		11.1	106.6	11.8%		11.6%
Normalized EBIT	1,216.5	8.6		89.7	1,314.9	8.1%		7.3%
Normalized EBIT Margin	41.2%				41.7%	50	bps	50	bps
Normalized EBITDA	1,384.6	8.6		113.0	1,506.2	8.8%		8.1%
Normalized EBITDA Margin	46.9%				47.8%	90	bps	90	bps

AmBev Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	44,075.5	(602.1)		3,460.2	46,933.7	6.5%		8.0%
Net Revenue	6,100.7	(38.8)		569.3	6,631.2	8.7%		9.4%
Net Revenue/hl	138.4	1.0		1.9	141.3	2.1%		1.3%
COGS	(1,984.8)	28.6		26.1	(1,930.1)	-2.8%		-1.3%
COGS/hl	(45.0)	0.0		3.9	(41.1)	-8.7%		-8.6%
Gross Profit	4,115.8	(10.2)		595.4	4,701.0	14.2%		14.5%
Gross Margin	67.3%				70.9%	360	bps	360	bps
SG&A excl. deprec.&amort.	(1,545.6)	18.5		(257.8)	(1,784.9)	15.5%		16.9%
SG&A deprec.&amort.	(179.5)			(41.1)	(220.6)	22.9%		22.9%
SG&A Total	(1,725.1)	18.5		(298.9)	(2,005.5)	16.3%		17.5%
Other operating income	174.3	0.0		26.6	201.0	15.3%		15.2%
Normalized EBIT	2,565.1	8.3		323.1	2,896.5	12.9%		12.6%
Normalized EBIT Margin	42.0%	-		0.0%	43.7%	160	bps	160	bps
Normalized EBITDA	2,904.0	8.3		375.1	3,287.4	13.2%		12.9%
Normalized EBITDA Margin	47.6%				49.6%	200	bps	200	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Beer Brazil

Beer Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	15,811.5	(268.8)		1,090.6	16,633.2	5.2%		7.0%
Net Revenue	2,446.2	(16.6)		157.4	2,587.1	5.8%		6.5%
Net Revenue/hl	154.7	1.6		(0.8)	155.5	0.5%		-0.5%
COGS	(749.5)	15.0		41.8	(692.7)	-7.6%		-5.7%
COGS/hl	(47.4)	0.1		5.6	(41.6)	-12.1%		-11.8%
Gross Profit	1,696.7	(1.6)		199.2	1,894.3	11.6%		11.8%
Gross Margin	69.4%				73.2%	390	bps	390	bps
SG&A excl. deprec.&amort.	(644.5)	9.8		(192.8)	(827.6)	28.4%		30.4%
SG&A deprec.&amort.	(75.9)			(4.5)	(80.4)	5.9%		5.9%
SG&A Total	(720.5)	9.8		(197.3)	(908.0)	26.0%		27.8%
Other operating income	77.1	0.1		(1.0)	76.3	-1.1%		-1.2%
Normalized EBIT	1,053.3	8.3		1.0	1,062.5	0.9%		0.1%
Normalized EBIT Margin	43.1%				41.1%	-200	bps	-200	bps
Normalized EBITDA	1,191.6	8.3		9.8	1,209.7	1.5%		0.8%
Normalized EBITDA Margin	48.7%				46.8%	-200	bps	-200	bps

Beer Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	32,720.4	(558.1)		2,346.5	34,508.9	5.5%		7.3%
Net Revenue	5,061.6	(34.9)		426.4	5,453.1	7.7%		8.5%
Net Revenue/hl	154.7	1.6		1.7	158.0	2.2%		1.1%
COGS	(1,537.0)	25.8		31.7	(1,479.5)	-3.7%		-2.1%
COGS/hl	(47.0)	(0.0)		4.1	(42.9)	-8.7%		-8.8%
Gross Profit	3,524.7	(9.2)		458.1	3,973.6	12.7%		13.0%
Gross Margin	69.6%				72.9%	320	bps	320	bps
SG&A excl. deprec.&amort.	(1,336.6)	16.7		(230.4)	(1,550.3)	16.0%		17.5%
SG&A deprec.&amort.	(150.0)			(17.5)	(167.5)	11.7%		11.7%
SG&A Total	(1,486.6)	16.7		(248.0)	(1,717.8)	15.6%		16.9%
Other operating income	141.5	0.0		7.6	149.2	5.4%		5.4%
Normalized EBIT	2,179.6	7.6		217.8	2,405.0	10.3%		10.0%
Normalized EBIT Margin	43.1%				44.1%	100	bps	100	bps
Normalized EBITDA	2,461.3	7.6		238.3	2,707.1	10.0%		9.7%
Normalized EBITDA Margin	48.6%				49.6%	100	bps	100	bps

Our beer volumes in Brazil grew 7.0% during Q2 2009 driven by real growth in consumer disposable income for the second quarter in a row and market share gains. During Q2 2009, we increased our market share by 100 bps, reaching 68.3%, according to Nielsen, due to the good performance of our innovations and a more rational competitive environment in Brazil during the period.

Net revenue per hectoliter decreased 0.5% in Q2 2009. Excluding sales of malt, net revenues per hectoliter increased around 1% in the period, reflecting our price increases implemented during the summer partly offset by higher than inflation tax increases and packaging mix.

COGS per hectoliter declined 11.8% in the quarter due to more favorable currency and commodity hedges, lower corn prices and our productivity initiatives in the period, partly offset by general inflation.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

SG&A excluding depreciation and amortization increased +30.4% organically in the period due to volume growth, general inflation, higher expenses from channel mix, timing of certain investments and higher accruals for variable compensations.

Beer Brazil Normalized EBITDA increased by +0.8% reaching R$1,209.7 million in the quarter with year-to-date organic growth reaching 9.7%.

CSD & NANC Brazil

CSD&Nanc Brazil Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	5,533.7	(16.2)		386.0	5,903.5	6.7%		7.0%
Net Revenue	505.0	(1.9)		60.1	563.2	11.5%		11.9%
Net Revenue/hl	91.3	(0.1)		4.2	95.4	4.5%		4.6%
COGS	(219.4)	1.2		21.5	(196.8)	-10.3%		-9.8%
COGS/hl	(39.6)	0.1		6.2	(33.3)	-15.9%		-15.7%
Gross Profit	285.6	(0.7)		81.6	366.4	28.3%		28.6%
Gross Margin	56.6%				65.1%	850	bps	850	bps
SG&A excl. deprec.&amort.	(124.8)	1.1		5.6	(118.1)	-5.3%		-4.5%
SG&A deprec.&amort.	(15.8)			(10.5)	(26.3)	66.3%		66.3%
SG&A Total	(140.6)	1.1		(4.9)	(144.4)	2.7%		3.5%
Other operating income	18.2	0.0		12.1	30.3	66.3%		66.2%
Normalized EBIT	163.2	0.3		88.8	252.4	54.6%		54.3%
Normalized EBIT Margin	32.3%				44.8%	1250	bps	1250	bps
Normalized EBITDA	193.0	0.3		103.1	296.5	53.6%		53.3%
Normalized EBITDA Margin	38.2%				52.6%	1440	bps	1440	bps

CSD&Nanc Brazil Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	11,355.1	(44.0)		1,113.7	12,424.8	9.4%		9.8%
Net Revenue	1,039.0	(3.9)		142.9	1,178.0	13.4%		13.8%
Net Revenue/hl	91.5	0.0		3.3	94.8	3.6%		3.6%
COGS	(447.8)	2.9		(5.6)	(450.6)	0.6%		1.3%
COGS/hl	(39.4)	0.1		3.1	(36.3)	-8.0%		-7.8%
Gross Profit	591.2	(1.1)		137.3	727.4	23.0%		23.3%
Gross Margin	56.9%				61.7%	490	bps	490	bps
SG&A excl. deprec.&amort.	(209.0)	1.7		(27.4)	(234.6)	12.3%		13.2%
SG&A deprec.&amort.	(29.5)			(23.6)	(53.1)	79.8%		79.8%
SG&A Total	(238.5)	1.7		(50.9)	(287.7)	20.6%		21.5%
Other operating income	32.8	0.0		19.0	51.8	57.9%		57.9%
Normalized EBIT	385.5	0.7		105.4	491.5	27.5%		27.3%
Normalized EBIT Margin	37.1%				41.7%	460	bps	460	bps
Normalized EBITDA	442.8	0.7		136.9	580.3	31.1%		30.9%
Normalized EBITDA Margin	42.6%				49.3%	660	bps	660	bps

Our CSD&Nanc Brazil business posted organic volume growth of 7.0% in the period driven by real consumer disposable income growth and market share gains of 40 bps in Q2 2009 in reaching 17.8%.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Net Revenues per hectoliter grew 4.6% organically in the period driven by selective price increases in certain regions, partly offset by higher tax on sales.

COGS per hectoliter decreased organically once again (-15.7%) on a per hectoliter basis as a result of our currency and aluminum hedges, lower PET prices year over year and productivity gains, partly offset by general inflation and higher sugar hedges in the period.

SG&A excluding depreciation and amortization decreased 4.5% in the period despite higher volumes and higher accruals for variable compensations due to the timing of certain investments that were concentrated in the first quarter.

CSD & Nanc Brazil Normalized EBITDA increased by +53.3% reaching R$296.5 million in the quarter, with year-to-date organic growth reaching 30.9%.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

HILA-ex Consolidated

HILA-Ex Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl) - Total	1,524.8			17.2	1,542.0	1.1%		1.1%
Beer Volume ('000 hl)	718.3			(63.3)	655.0	-8.8%		-8.8%
CSD Volume ('000 hl)	806.5			80.5	887.0	10.0%		10.0%
Net Revenue	136.8		35.5	22.4	194.7	42.3%		16.4%
Net Revenue/hl	89.7		23.0	13.5	126.2	40.7%		15.1%
COGS	(92.9)		(20.7)	(2.1)	(115.7)	24.5%		2.2%
COGS/hl	(60.9)		(13.4)	(0.7)	(75.0)	23.1%		1.1%
Gross Profit	43.9		14.8	20.3	79.0	80.0%		46.4%
Gross Margin	32.1%				40.6%	850	bps	830	bps
SG&A excl. deprec.&amort.	(82.9)		(17.3)	2.7	(97.5)	17.6%		-3.3%
SG&A deprec.&amort.	(8.3)		(2.4)	(3.2)	(13.9)	66.6%		37.9%
SG&A Total	(91.2)		(19.7)	(0.5)	(111.4)	22.1%		0.5%
Other operating income/expenses	(0.4)		(0.3)	1.6	1.0	nm		nm
Normalized EBIT	(47.8)		(5.2)	21.5	(31.4)	nm		nm
Normalized EBIT Margin	-34.9%				-16.1%	nm		nm
Normalized EBITDA	(29.7)		(1.0)	20.8	(9.9)	nm		nm
Normalized EBITDA Margin	-21.7%				-5.1%	nm		nm

HILA-Ex Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl) - Total	3,168.5			(142.1)	3,026.5	-4.5%		-4.5%
Beer Volume ('000 hl)	1,454.1			(251.4)	1,202.7	-17.3%		-17.3%
CSD Volume ('000 hl)	1,714.4			109.3	1,823.8	6.4%		6.4%
Net Revenue	282.2		75.0	11.2	368.3	30.5%		4.0%
Net Revenue/hl	89.0		24.8	7.9	121.7	36.7%		8.8%
COGS	(182.2)		(46.8)	(0.4)	(229.3)	25.9%		0.2%
COGS/hl	(57.5)		(15.5)	(2.8)	(75.8)	31.8%		4.9%
Gross Profit	100.0		28.3	10.8	139.0	39.1%		10.8%
Gross Margin	35.4%				37.7%	230	bps	230	bps
SG&A excl. deprec.&amort.	(164.9)		(43.4)	1.7	(206.6)	25.3%		-1.0%
SG&A deprec.&amort.	(16.7)		(5.7)	(5.8)	(28.2)	68.9%		34.9%
SG&A Total	(181.6)		(49.1)	(4.1)	(234.7)	29.3%		2.3%
Other operating income/expenses	(0.6)		0.1	1.1	0.7	nm		nm
Normalized EBIT	(82.1)		(20.7)	7.8	(95.0)	nm		nm
Normalized EBIT Margin	-29.1%				-25.8%	nm		nm
Normalized EBITDA	(46.0)		(11.3)	8.5	(48.8)	nm		nm
Normalized EBITDA Margin	-16.3%				-13.2%	nm		nm

HILA-ex volumes increased by 1.1% in Q2 2009 as a result of good performance in our soft drinks business while beer volumes continue to be challenged by the adverse economic scenario.

Net Revenue per hectoliter was up +15.1% due to better pricing in the period while COGS per hectoliter increased by 1.1% on an organic basis, driven by general inflation almost completely offset by our productivity gains.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

SG&A excluding depreciation and amortization decreased by 3.3% organically in the period as a result of strong fixed cost savings.

HILA-Ex Normalized EBITDA delivered EBITDA losses of R$9.9 million in Q2 2009, an improvement of R$20.8 million versus Q2 2008.

Latin America South (LAS) - Quinsa

Our countries in the region continue to face either significant industry volume slowdown or negative volume growth in the period. LAS delivered Normalized EBITDA amounting to R$341.1 million in the quarter with impressive organic growth of 37.3% and margin expansion of 590 bps to 42.9%. Our results in the region continue to be driven by strong revenue management and fixed cost savings in the period, partly offset by soft volumes and labor inflation pressures.

LAS Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	6,610.4	250.6		(234.4)	6,626.6	0.2%		-3.5%
Net Revenue	592.8	19.9	70.7	111.2	794.6	34.1%		18.8%
Net Revenue/hl	89.7	(0.4)	10.7	19.9	119.9	33.7%		22.2%
COGS	(272.4)	(12.1)	(27.4)	(21.2)	(333.0)	22.2%		7.8%
COGS/hl	(41.2)	(0.3)	(4.1)	(4.7)	(50.3)	21.9%		11.3%
Gross Profit	320.3	7.9	43.4	90.0	461.6	44.1%		28.1%
Gross Margin	54.0%				58.1%	400	bps	430	bps
SG&A excl. deprec.&amort.	(136.6)	(11.0)	(15.9)	(24.7)	(188.2)	37.8%		18.1%
SG&A deprec.&amort.	(13.7)	(0.2)	(1.8)	(3.3)	(19.0)	38.0%		23.7%
SG&A Total	(150.3)	(11.2)	(17.7)	(27.9)	(207.1)	37.8%		18.6%
Other operating income/expenses	0.1	0.1	2.4	7.9	10.6	nm		nm
Normalized EBIT	170.2	(3.2)	28.1	70.0	265.0	55.7%		41.1%
Normalized EBIT Margin	28.7%				33.4%	460	bps	540	bps
Normalized EBITDA	224.1	(2.8)	36.2	83.5	341.1	52.2%		37.3%
Normalized EBITDA Margin	37.8%				42.9%	510	bps	590	bps

LAS Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	15,788.5	250.6		(197.9)	15,841.2	0.3%		-1.3%
Net Revenue	1,387.8	19.9	299.7	278.8	1,986.2	43.1%		20.1%
Net Revenue/hl	87.9	(0.1)	18.9	18.7	125.4	42.6%		21.3%
COGS	(590.6)	(12.1)	(111.0)	(75.0)	(788.7)	33.5%		12.7%
COGS/hl	(37.4)	(0.2)	(7.0)	(5.2)	(49.8)	33.1%		13.9%
Gross Profit	797.2	7.9	188.7	203.8	1,197.6	50.2%		25.6%
Gross Margin	57.4%				60.3%	280	bps	260	bps
SG&A excl. deprec.&amort.	(287.2)	(11.0)	(51.5)	(38.6)	(388.2)	35.2%		13.4%
SG&A deprec.&amort.	(28.7)	(0.2)	(5.4)	(5.1)	(39.5)	37.6%		17.9%
SG&A Total	(315.9)	(11.2)	(56.9)	(43.7)	(427.7)	35.4%		13.8%
Other operating income/expenses	11.0	0.1	5.2	(17.8)	(1.5)	nm		nm
Normalized EBIT	492.4	(3.2)	137.0	142.3	768.4	56.1%		28.9%
Normalized EBIT Margin	35.5%				38.7%	320	bps	260	bps
Normalized EBITDA	599.8	(2.8)	159.3	169.9	926.2	54.4%		28.3%
Normalized EBITDA Margin	43.2%				46.6%	340	bps	300	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

LAS Beer

LAS Beer R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	3,857.4	9.0		(26.7)	3,839.6	-0.5%		-0.7%
Net Revenue	415.8	3.3	56.5	88.7	564.2	35.7%		21.3%
Net Revenue/hl	107.8	0.6	14.7	23.9	146.9	36.3%		22.1%
COGS	(156.5)	(2.1)	(18.9)	(16.9)	(194.5)	24.3%		10.8%
COGS/hl	(40.6)	(0.5)	(4.9)	(4.7)	(50.7)	24.9%		11.6%
Gross Profit	259.3	1.1	37.5	71.8	369.7	42.6%		27.7%
Gross Margin	62.4%				65.5%	320	bps	330	bps
SG&A excl. deprec.&amort.	(103.8)	(6.9)	(13.4)	(21.4)	(145.5)	40.2%		20.6%
SG&A deprec.&amort.	(6.3)		(1.0)	(2.2)	(9.6)	51.4%		35.5%
SG&A Total	(110.2)	(6.9)	(14.4)	(23.6)	(155.1)	40.8%		21.5%
Other operating income/expenses	0.7		2.2	5.4	8.3	nm		nm
Normalized EBIT	149.8	(5.8)	25.4	53.6	222.9	48.8%		35.8%
Normalized EBIT Margin	36.0%				39.5%	350	bps	430	bps
Normalized EBITDA	189.3	(5.8)	31.7	65.4	280.6	48.2%		34.6%
Normalized EBITDA Margin	45.5%				49.7%	420	bps	500	bps

LAS Beer R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	9,537.6	9.0		12.4	9,559.0	0.2%		0.1%
Net Revenue	985.1	3.3	229.4	217.8	1,435.6	45.7%		22.1%
Net Revenue/hl	103.3	0.2	24.0	22.7	150.2	45.4%		21.9%
COGS	(335.0)	(2.1)	(68.4)	(49.4)	(454.9)	35.8%		14.7%
COGS/hl	(35.1)	(0.2)	(7.2)	(5.1)	(47.6)	35.5%		14.6%
Gross Profit	650.1	1.1	161.0	168.4	980.7	50.9%		25.9%
Gross Margin	66.0%				68.3%	230	bps	210	bps
SG&A excl. deprec.&amort.	(214.5)	(6.9)	(38.8)	(27.6)	(287.8)	34.1%		12.8%
SG&A deprec.&amort.	(13.6)		(2.9)	(3.5)	(20.1)	47.2%		25.8%
SG&A Total	(228.1)	(6.9)	(41.7)	(31.1)	(307.8)	34.9%		13.6%
Other operating income/expenses	11.3		5.3	(17.5)	(1.0)	nm		nm
Normalized EBIT	433.2	(5.8)	124.6	119.8	671.9	55.1%		27.7%
Normalized EBIT Margin	44.0%				46.8%	280	bps	200	bps
Normalized EBITDA	512.5	(5.8)	142.0	142.9	791.6	54.5%		27.9%
Normalized EBITDA Margin	52.0%				55.1%	310	bps	250	bps

Beer volume organic decline of 0.7% reflects either lower growth or declining industry volumes across the Quinsa markets as a result of the impact of a challenging economic environment. We continue to be able to mitigate the impact of industry slowdown by growing market share within the region through leading marketing initiatives and increased innovations.

Net revenues per hectoliter grew 22.1% in the period driven by price increases in line with inflation, revenue management initiatives and good performance of innovations, together with strong performances from our premium brands.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

COGS per hectoliter increased 11.6% in the period, which is below the level of inflation as we were able to offset general inflation and higher personnel-related costs with higher productivity in our plants.

SG&A excluding depreciation and amortization increased 20.6% organically in the period, driven by general inflation, and higher personnel-related expenses, partly offset by ZBB savings.

Quinsa Beer Normalized EBITDA increased 34.6% in the quarter totaling R$280.6 million.

LAS CSD & NANC

LAS CSD&Nanc R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	2,753.0	241.6		(207.7)	2,787.0	1.2%		-7.5%
Net Revenue	177.0	16.7	14.3	22.4	230.4	30.2%		12.7%
Net Revenue/hl	64.3	0.4	5.1	12.9	82.7	28.6%		20.0%
COGS	(115.9)	(9.9)	(8.4)	(4.2)	(138.5)	19.5%		3.7%
COGS/hl	(42.1)	0.1	(3.0)	(4.7)	(49.7)	18.0%		11.0%
Gross Profit	61.1	6.7	5.9	18.2	91.9	50.4%		29.8%
Gross Margin	34.5%				39.9%	540	bps	520	bps
SG&A excl. deprec.&amort.	(32.7)	(4.0)	(2.5)	(3.3)	(42.6)	30.3%		10.1%
SG&A deprec.&amort.	(7.4)	(0.2)	(0.8)	(1.0)	(9.4)	26.7%		13.5%
SG&A Total	(40.1)	(4.2)	(3.3)	(4.3)	(52.0)	29.6%		10.8%
Other operating income/expenses	(0.6)	0.1	0.2	2.6	2.3	nm		nm
Normalized EBIT	20.4	2.6	2.7	16.4	42.1	106.7%		80.6%
Normalized EBIT Margin	11.5%				18.3%	680	bps	690	bps
Normalized EBITDA	34.9	3.0	4.5	18.1	60.4	73.4%		51.9%
Normalized EBITDA Margin	19.7%				26.2%	650	bps	690	bps

LAS CSD&Nanc R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	6,250.9	241.6		(210.3)	6,282.3	0.5%		-3.4%
Net Revenue	402.7	16.7	70.3	61.0	550.6	36.7%		15.1%
Net Revenue/hl	64.4	0.2	11.2	11.9	87.6	36.1%		18.4%
COGS	(255.6)	(9.9)	(42.6)	(25.6)	(333.7)	30.6%		10.0%
COGS/hl	(40.9)	(0.0)	(6.8)	(5.4)	(53.1)	29.9%		13.3%
Gross Profit	147.1	6.7	27.7	35.4	216.9	47.4%		24.0%
Gross Margin	36.5%				39.4%	290	bps	280	bps
SG&A excl. deprec.&amort.	(72.7)	(4.0)	(12.7)	(11.0)	(100.4)	38.2%		15.2%
SG&A deprec.&amort.	(15.1)	(0.2)	(2.5)	(1.6)	(19.4)	28.9%		10.8%
SG&A Total	(87.7)	(4.2)	(15.2)	(12.7)	(119.8)	36.6%		14.4%
Other operating income/expenses	(0.2)	0.1	(0.1)	(0.3)	(0.5)	nm		nm
Normalized EBIT	59.1	2.6	12.4	22.4	96.5	63.2%		38.0%
Normalized EBIT Margin	14.7%				17.5%	280	bps	290	bps
Normalized EBITDA	87.3	3.0	17.3	27.0	134.6	54.1%		30.9%
Normalized EBITDA Margin	21.7%				24.4%	280	bps	300	bps

CSD & NANC volumes in Quinsa declined in the period driven by lower industry volumes in Argentina, compensated by strong volume growth in Uruguay.

Organic growth in net revenue per hectoliter of 20.0% was driven by price increases in line with inflation implemented during 2009, together with revenue management initiatives.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

COGS per hectoliter increased 11.0% organically, which is below the level of inflation as we were able to offset general inflation and higher cost of sugar and labor with lower PET prices and higher productivity in our plants.

SG&A excluding depreciation and amortization increased 10.1% in the period as we continue to partly offset higher sales and general inflation with ZBB savings.

Quinsa CSD & Nanc Normalized EBITDA increased 51.9% in the period totaling R$60.4 million.

Canada – Labatt

Canada Results R$ million	2Q08	Scope	Currency Translation	Organic Growth	2Q09	% As Reported		% Organic
Volume ('000 hl)	3,296.6			74.5	3,371.1	2.3%		2.3%
Net Revenue	1,032.7		115.5	60.5	1,208.6	17.0%		5.9%
Net Revenue/hl	313.3		34.3	11.0	358.5	14.4%		3.5%
COGS	(315.2)		(37.1)	(33.8)	(386.1)	22.5%		10.7%
COGS/hl	(95.6)		(11.0)	(7.9)	(114.5)	19.8%		8.3%
Gross Profit	717.5		78.4	26.6	822.4	14.6%		3.7%
Gross Margin	69.5%				68.0%	-140	bps	-140	bps
SG&A excl. deprec.&amort.	(320.3)		(30.6)	33.5	(317.5)	-0.9%		-10.4%
SG&A deprec.&amort.	(22.2)		(1.2)	9.9	(13.4)	-39.6%		-44.8%
SG&A Total	(342.5)		(31.8)	43.4	(330.9)	-3.4%		-12.7%
Other operating income/expenses	2.9		(0.0)	(2.1)	0.7	nm		nm
Normalized EBIT	377.8		46.6	67.9	492.3	30.3%		18.0%
Normalized EBIT Margin	36.6%				40.7%	410	bps	420	bps
Normalized EBITDA	433.4		51.0	61.3	545.7	25.9%		14.1%
Normalized EBITDA Margin	42.0%				45.2%	320	bps	330	bps

Canada Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported		% Organic
Volume ('000 hl)	5,529.4			14.0	5,543.3	0.3%		0.3%
Net Revenue	1,776.2		174.4	67.4	2,018.1	13.6%		3.8%
Net Revenue/hl	321.2		31.5	11.4	364.1	13.3%		3.5%
COGS	(561.1)		(58.2)	(54.1)	(673.4)	20.0%		9.6%
COGS/hl	(101.5)		(10.5)	(9.5)	(121.5)	19.7%		9.4%
Gross Profit	1,215.1		116.2	13.3	1,344.6	10.7%		1.1%
Gross Margin	68.4%				66.6%	-180	bps	-180	bps
SG&A excl. deprec.&amort.	(614.0)		(54.0)	43.6	(624.4)	1.7%		-7.1%
SG&A deprec.&amort.	(33.3)		(2.3)	8.9	(26.7)	-19.8%		-26.7%
SG&A Total	(647.3)		(56.3)	52.4	(651.1)	0.6%		-8.1%
Other operating income/expenses	(1.5)		0.3	4.7	3.5	nm		nm
Normalized EBIT	566.3		60.2	70.5	697.0	23.1%		12.4%
Normalized EBIT Margin	31.9%				34.5%	270	bps	270	bps
Normalized EBITDA	662.0		69.2	69.9	801.1	21.0%		10.6%
Normalized EBITDA Margin	37.3%				39.7%	240	bps	240	bps

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Total volumes increased +2.3% versus Q2 2008 as domestic volumes increased 2.6% driven by industry growth of 1.9% and by market share gains of 10 bps.

Net revenues per hl increased by 3.5% in Q2 2009 due to year over year price increases ahead of inflation and better product mix driven by innovation.

COGS per hl increased by 8.3% on an organic basis driven by higher sales of imports and increased commodity prices due to currency, partly offset by fixed cost savings in the period.

SG&A excluding depreciation and amortization declined by 10.4% organically in the period due to lower fixed cost and improved efficiency of our commercial investments.  Timing of certain investments that will take place in the second half of the year also contributed to this decline.

Labatt’s Normalized EBITDA increased by 14.1% in Q2 2009 to R$545.7 million with margin expanding by 330 bps in the period.

Other Operating Income, net

Other operating income, net totaled R$118.8 million in Q2 2009 compared to R$97.9 million in Q2 2008. The main reason for this increase was tax credits recorded by the Company during this quarter.

Other Operating income, net	2Q09	2Q08	YTD 09	YTD 08

R$ million

Government grants	56.0	62.0	111.1	120.6
Other tax credits	35.0	0.8	63.4	4.2
(Additions to)/Reversals of provisions	(2.8)	(5.1)	(6.9)	7.5
Net gain on disposal of property, plant and equipment and intangible assets	(0.4)	2.0	4.5	(2.0)
Other income	31.0	38.2	31.6	53.0

	118.8	97.9	203.7	183.3

Non-recurring items

Non-recurring items totaled R$15.8 million net losses in Q2 2009, compared to R$3.8 million non-recurring losses in Q2 2008, primarily as a result of higher restructuring losses.

Non-recurring items	2Q09	2Q08	YTD09	YTD08

R$ million

Restructuring	(18.0)	(3.8)	(37.8)	(8.4)
Gain from perpetual licence for Labatt in the USA	2.2	-	239.4	-

	(15.8)	(3.8)	201.6	(8.4)

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Net Financial Results

AmBev’s net financial result decreased from R$320.8 million to R$ 249.4 million in Q2 2009 driven by lower net interest expenses in the period.

This decrease is mainly a result of retirement of certain debt which matured during the period and were not renewed.

Breakdown of Net Financial Results	2Q09	2Q08	YTD 09	YTD 08
R$ million

Interest income	37.6	26.9	70.8	56.1
Interest expenses	(206.9)	(293.4)	(488.0)	(558.7)
Gains (losses) on derivative instruments	25.6	16.6	(80.3)	8.3
Gains/(losses) on non-derivative instruments	(65.4)	(38.8)	(2.2)	(43.3)
Taxes on financial transactions	(9.4)	(10.1)	(24.4)	(28.0)
Other financial expenses, net	(30.9)	(22.1)	(50.0)	(32.4)

Net Financial Results	(249.4)	(320.8)	(574.2)	(598.0)

	June 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,123.8	2,229.9	3,353.8	2,883.2	1,579.7	4.462.9
Foreign Currency	687.9	4,717.0	5,404.9	705.0	5,489.9	6.194.9
Consolidated Debt	1,811.7	6,946.9	8,758.6	3,588.2	7.069.6	10,657.8

Cash and Equivalents			4,278.4			3,298.9
Short-Term Investiments			2.6			0.1

Net Debt			4,477.7			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$8,758.6 million in Q2 2009, as a result of the payment of certain debt which matured in the period, namely our promissory notes with Banco do Brasil amounting to approximately R$1.7 billion on April 13. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new Minas plant.

On July 1, we paid about R$0.8 billion in debt related to our Debentures 2009 while beginning July 31, we paid around R$745 million in dividends and IOC to our shareholders.

We have also declared additional dividends and IOC distribution to our shareholders totaling around R$1.0 billion which will be paid beginning October 2.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.7% compared to 33.1% in Q2 2008. The effective tax rate in Q2 2009 was 21.6% compared to last years’ rate of 24.0%.  The main reason for this improvement was higher government grants on income tax recorded during the period partly offset by other tax adjustments.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2Q09	2Q08	YTD 09	YTD 08
R$ million

Profit before tax	1,775.8	1,395.9	3,894.7	2,939.0

Adjustment on taxable basis
Non-taxable net financial and other income	(125.0)	(44.8)	(451.5)	(140.4)
Non-taxable intercompany dividends	(0.3)	(0.0)	(0.6)	(0.0)
Goverment grant related to sales taxes	(56.0)	(63.0)	(111.1)	(125.1)
Expenses non-deductible for tax purposes	127.4	27.4	363.9	56.6
	1,721.8	1,315.5	3,695.4	2,730.1
Aggregated weighthed nominal tax rate	32.7%	33.1%	32.4%	33.3%
Taxes – nominal rate	(562.2)	(435.7)	(1,198.8)	(909.4)

Adjustment on taxes expenses
Goverment grant on income tax	78.8	27.7	110.7	55.4
Tax savings from tax credits (interest attributed to shareholders’)	85.9	77.2	173.2	166.6
Tax savings from goodwill amortization on tax books	38.1	37.0	76.1	73.4
Dividends withholding tax	(10.9)	(4.4)	(17.3)	(11.0)
Other tax adjustment	(13.6)	(37.1)	(34.0)	(33.7)
Expense on income tax	(383.9)	(335.4)	(890.1)	(658.7)
Effective tax rate	21.6%	24.0%	22.9%	22.4%

Minority Interest

Minority interests in subsidiaries totaled R$16.4 million in Q2 2009 compared to R$34.5 million in Q2 2008. The reduction in the expense is due to an adjustment to minority interest recorded in Q2 2008.  Year to date, our minority interest expenses increased from R$25.7 million to R$40.3 million due to higher profits from Quinsa's subsidiaries which are not wholly owned.

Net Income

AmBev posted a net income of R$1,375.6 million in the period compared to R$1,026.0 million last year. The main reason for this increase are better operating results across all our businesses as well as lower net financial expenses and lower effective tax rate in the period.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Non-recurring items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	2Q09	2Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,375.6	1,026.0	2,964.2	2,254.6
Minority interest	16.4	34.5	40.3	25.8
Income tax expense	383.9	335.4	890.1	658.7
Income Before Taxes	1,775.8	1,395.9	3,894.7	2,939.0
Share of results of associates	(0.2)	(3.8)	(0.3)	(3.9)
Net Financial Results	249.4	320.8	574.2	598.0
Non-recurring items	(15.8)	(3.8)	201.6	(8.4)
Normalized EBIT	2,040.8	1,716.7	4,267.0	3,541.6
Depreciation & Amortization	342.3	295.7	699.1	578.3
Normalized EBITDA	2,383.1	2,012.5	4,966.0	4,119.9

Shareholding Structure

The table below shows AmBev’s shareholding structure on June 30, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	256,327,362	74.0%	124,084,860	46.0%	380,412,222	61.8%
FAHZ	57,783,451	16.7%	0	0.0%	57,783,451	9.4%
Market	32,359,222	9.3%	145,439,123	54.0%	177,798,345	28.9%
Outstanding	346,470,035	100.0%	269,523,983	100.0%	615,994,018	100.0%
Treasury	124,537		749,076		873,613
TOTAL	346,594,572		270,273,059		616,867,631
Free float bovespa	30,997,209	8.9%	100,957,979	37.5%	131,955,188	21.4%
Free float NYSE	1,362,013	0.4%	44,481,144	16.5%	45,843,157	7.4%

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Recent Events

On July 22, 2009, CADE, the Brazilian antitrust authority, ruled on the Administrative Proceeding No. 08012.003805/2004-1 involving AmBev. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol, and has as its main purpose the investigation of the Company’s conduct in the market, mainly related to our customer loyalty program named Tô Contigo (which is similar to airline and other mileage programs).

During its investigation, Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive in the absence of certain adjustments, which have already been substantially incorporated into the Program under its current configuration. In addition, there was no suggestion of fines in the SDE opinion. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that among other decisions, determined a fine for R$352 million.

The Company intends to challenge the decision in Brazilian courts. Based on the advice of our counsel, we understand the likelihood of loss to be possible (but not probable), and therefore have not accrued for this amount in our interim financial statements.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Q2 2009 EARNINGS CONFERENCE CALL

Speakers	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language	English

Date	August 13th, 2009 (Thursday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	+1 (412) 858-4600

Code	AmBev

Please call 15 minutes prior to the beginning of the conference call. The conference call will also be transmitted live through the Internet on the website www.ambev-ir.com.

The conference call replay will be available on AmBev’s website around two hours after the conclusion. To access the replay of the conference through phone, please dial +1(706) 645-9291; code: 83875467.

For additional information, please contact the Investor Relations Department:

                                              Michael Findlay                                 Myriam Bado
                                             (5511) 2122-1415                              (5511) 2122-1414
                                             ir@ambev.com.br                          acmbsp@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%
Volumes (000 hl)	16,633	15,811	7.0%	5,904	5,534	7.0%	22,537	21,345	7.0%

R$ million
Net Sales	2,587.1	2,446.2	6.5%	563.2	505.0	11.9%	3,150.2	2,951.2	7.4%
% of Total	48.4%	51.9%		10.5%	10.7%		58.9%	62.6%
COGS	(692.7)	(749.5)	-5.7%	(196.8)	(219.4)	-9.8%	(889.5)	(968.9)	-6.6%
% of Total	40.2%	45.4%		11.4%	13.3%		51.6%	58.7%
Gross Profit	1,894.3	1,696.7	11.8%	366.4	285.6	28.6%	2,260.7	1,982.3	14.2%
% of Total	52.3%	55.4%		10.1%	9.3%		62.4%	64.7%
SG&A	(908.0)	(720.5)	27.8%	(144.4)	(140.6)	3.5%	(1,052.4)	(861.0)	23.8%
% of Total	53.4%	49.9%		8.5%	9.7%		61.8%	59.6%
Other operating income, net	76.3	77.1	-1.2%	30.3	18.2	66.2%	106.6	95.3	11.6%
% of Total	64.2%	78.7%		25.5%	18.6%		89.7%	97.3%
Normalized EBIT	1,062.5	1,053.3	0.1%	252.4	163.2	54.3%	1,314.9	1,216.5	7.3%
% of Total	52.1%	61.4%		12.4%	9.5%		64.4%	70.9%
Normalized EBITDA	1,209.7	1,191.6	0.8%	296.5	193.0	53.3%	1,506.2	1,384.6	8.1%
% of Total	50.8%	59.2%		12.4%	9.6%		63.2%	68.8%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.8%	-30.6%		-34.9%	-43.4%		-28.2%	-32.8%
Gross Profit	73.2%	69.4%		65.1%	56.6%		71.8%	67.2%
SG&A	-35.1%	-29.5%		-25.6%	-27.8%		-33.4%	-29.2%
Other operating income, net	2.9%	3.2%		5.4%	3.6%		3.4%	3.2%
Normalized EBIT	41.1%	43.1%		44.8%	32.3%		41.7%	41.2%
Normalized EBITDA	46.8%	48.7%		52.6%	38.2%		47.8%	46.9%

Per Hectoliter - Reported (R$/hl)
Net Sales	155.5	154.7	0.5%	95.4	91.3	4.5%	139.8	138.3	1.1%
COGS	(41.6)	(47.4)	-12.1%	(33.3)	(39.6)	-15.9%	(39.5)	(45.4)	-13.0%
Gross Profit	113.9	107.3	6.1%	62.1	51.6	20.3%	100.3	92.9	8.0%
SG&A	(54.6)	(45.6)	19.8%	(24.5)	(25.4)	-3.7%	(46.7)	(40.3)	15.8%
Other operating income, net	4.6	4.9	-5.9%	5.1	3.3	55.9%	4.7	4.5	5.9%
Normalized EBIT	63.9	66.6	-4.1%	42.7	29.5	44.9%	58.3	57.0	2.4%
Normalized EBITDA	72.7	75.4	-3.5%	50.2	34.9	44.0%	66.8	64.9	3.0%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%		2Q09	2Q08%
Volumes (000 hl)	6,627	6,610	-3.5%	1,542	1,525	1.1%	3,371	3,297	2.3%	34,076	32,777	4.1%

R$ million
Net Sales	794.6	592.8	18.8%	194.7	136.8	16.4%	1,208.6	1,032.7	5.9%	5,348.1	4,713.4	8.8%
% of Total	14.9%	12.6%		3.6%	2.9%		22.6%	21.9%		100.0%	100.0%
COGS	(333.0)	(272.4)	7.8%	(115.7)	(92.9)	2.2%	(386.1)	(315.2)	10.7%	(1,724.4)	(1,649.5)	-0.4%
% of Total	19.3%	16.5%		6.7%	5.6%		22.4%	19.1%		100.0%	100.0%
Gross Profit	461.6	320.3	28.1%	79.0	43.9	46.4%	822.4	717.5	3.7%	3,623.7	3,063.9	13.6%
% of Total	12.7%	10.5%		2.2%	1.4%		22.7%	23.4%		100.0%	100.0%
SG&A	(207.1)	(150.3)	18.6%	(111.4)	(91.2)	0.5%	(330.9)	(342.5)	-12.7%	(1,701.8)	(1,445.1)	13.0%
% of Total	12.2%	10.4%		6.5%	6.3%		19.4%	23.7%		100.0%	100.0%
Other operating income, net	10.6	0.1	nm	1.0	(0.4)	nm	0.7	2.9	nm	118.8	97.9	18.9%
% of Total	8.9%	0.1%		0.8%	-0.4%		0.6%	2.9%		100.0%	100.0%
Normalized EBIT	265.0	170.2	41.1%	(31.4)	(47.8)	nm	492.3	377.8	18.0%	2,040.8	1,716.7	14.4%
% of Total	13.0%	9.9%		-1.5%	-2.8%		24.1%	22.0%		100.0%	100.0%
Normalized EBITDA	341.1	224.1	37.3%	(9.9)	(29.7)	nm	545.7	433.4	14.1%	2,383.1	2,012.5	13.8%
% of Total	14.3%	11.1%		-0.4%	-1.5%		22.9%	21.5%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-41.9%	-46.0%		-59.4%	-67.9%		-32.0%	-30.5%		-32.2%	-35.0%
Gross Profit	58.1%	54.0%		40.6%	32.1%		68.0%	69.5%		67.8%	65.0%
SG&A	-26.1%	-25.4%		-57.2%	-66.7%		-27.4%	-33.2%		-31.8%	-30.7%
Other operating income, net	1.3%	0.0%		0.5%	-0.3%		0.1%	0.3%		2.2%	2.1%
Normalized EBIT	33.4%	28.7%		-16.1%	-34.9%		40.7%	36.6%		38.2%	36.4%
Normalized EBITDA	42.9%	37.8%		-5.1%	-21.7%		45.2%	42.0%		44.6%	42.7%

Per Hectoliter - Reported (R$/hl)
Net Sales	119.9	89.7	33.7%	126.2	89.7	40.7%	358.5	313.3	14.4%	156.9	143.8	9.1%
COGS	(50.3)	(41.2)	21.9%	(75.0)	(60.9)	23.1%	(114.5)	(95.6)	19.8%	(50.6)	(50.3)	0.6%
Gross Profit	69.7	48.5	43.7%	51.2	28.8	78.0%	244.0	217.6	12.1%	106.3	93.5	13.8%
SG&A	(31.3)	(22.7)	37.5%	(72.2)	(59.8)	20.7%	(98.1)	(103.9)	-5.5%	(49.9)	(44.1)	13.3%
Other operating income, net	1.6	0.0	nm	0.6	(0.3)	nm	0.2	0.9	nm	3.5	3.0	16.7%
Normalized EBIT	40.0	25.7	55.4%	(20.4)	(31.3)	nm	146.0	114.6	27.4%	59.9	52.4	14.3%
Normalized EBITDA	51.5	33.9	51.8%	(6.4)	(19.5)	nm	161.9	131.5	23.1%	69.9	61.4	13.9%

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	34,509	32,720	7.0%	12,425	11,355	9.8%	46,934	44,075	8.0%

R$ million
Net Sales	5,453.1	5,061.6	8.5%	1,178.0	1,039.0	13.8%	6,631.2	6,100.7	9.4%
% of Total	49.6%	53.0%		10.7%	10.9%		60.3%	63.9%
COGS	(1,479.5)	(1,537.0)	-2.1%	(450.6)	(447.8)	1.3%	(1,930.1)	(1,984.8)	-1.3%
% of Total	40.9%	46.3%		12.4%	13.5%		53.3%	59.8%
Gross Profit	3,973.6	3,524.7	13.0%	727.4	591.2	23.3%	4,701.0	4,115.8	14.5%
% of Total	53.8%	56.6%		9.9%	9.5%		63.7%	66.1%
SG&A	(1,717.8)	(1,486.6)	16.9%	(287.7)	(238.5)	21.5%	(2,005.5)	(1,725.1)	17.5%
% of Total	51.8%	51.8%		8.7%	8.3%		60.4%	60.1%
Other operating income, net	149.2	141.5	5.4%	51.8	32.8	57.9%	201.0	174.3	15.2%
% of Total	73.2%	77.2%		25.4%	17.9%		98.7%	95.1%
Normalized EBIT	2,405.0	2,179.6	10.0%	491.5	385.5	27.3%	2,896.5	2,565.1	12.6%
% of Total	56.4%	61.5%		11.5%	10.9%		67.9%	72.4%
Normalized EBITDA	2,707.1	2,461.3	9.7%	580.3	442.8	30.9%	3,287.4	2,904.0	12.9%
% of Total	54.5%	59.7%		11.7%	10.7%		66.2%	70.5%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.1%	-30.4%		-38.3%	-43.1%		-29.1%	-32.5%
Gross Profit	72.9%	69.6%		61.7%	56.9%		70.9%	67.5%
SG&A	-31.5%	-29.4%		-24.4%	-23.0%		-30.2%	-28.3%
Other operating income, net	2.7%	2.8%		4.4%	3.2%		3.0%	2.9%
Normalized EBIT	44.1%	43.1%		41.7%	37.1%		43.7%	42.0%
Normalized EBITDA	49.6%	48.6%		49.3%	42.6%		49.6%	47.6%

Per Hectoliter - Reported (R$/hl)
Net Sales	158.0	154.7	2.2%	94.8	91.5	3.6%	141.3	138.4	2.1%
COGS	(42.9)	(47.0)	-8.7%	(36.3)	(39.4)	-8.0%	(41.1)	(45.0)	-8.7%
Gross Profit	115.1	107.7	6.9%	58.5	52.1	12.4%	100.2	93.4	7.3%
SG&A	(49.8)	(45.4)	9.6%	(23.2)	(21.0)	10.2%	(42.7)	(39.1)	9.2%
Other operating income, net	4.3	4.3	-0.1%	4.2	2.9	44.3%	4.3	4.0	8.3%
Normalized EBIT	69.7	66.6	4.6%	39.6	34.0	16.5%	61.7	58.2	6.0%
Normalized EBITDA	78.4	75.2	4.3%	46.7	39.0	19.8%	70.0	65.9	6.3%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	15,841	15,789	-1.3%	3,026	3,169	-4.5%	5,543	5,529	0.3%	71,345	68,562	4.6%

R$ million
Net Sales	1,986.2	1,387.8	20.1%	368.3	282.2	4.0%	2,018.1	1,776.2	3.8%	11,003.8	9,546.8	9.7%
% of Total	18.1%	14.5%		3.3%	3.0%		18.3%	18.6%		100.0%	100.0%
COGS	(788.7)	(590.6)	12.7%	(229.3)	(182.2)	0.2%	(673.4)	(561.1)	9.6%	(3,621.5)	(3,318.7)	3.1%
% of Total	21.8%	17.8%		6.3%	5.5%		18.6%	16.9%		100.0%	100.0%
Gross Profit	1,197.6	797.2	25.6%	139.0	100.0	10.8%	1,344.6	1,215.1	1.1%	7,382.3	6,228.1	13.2%
% of Total	16.2%	12.8%		1.9%	1.6%		18.2%	19.5%		100.0%	100.0%
SG&A	(427.7)	(315.9)	13.8%	(234.7)	(181.6)	2.3%	(651.1)	(647.3)	-8.1%	(3,319.0)	(2,869.8)	10.3%
% of Total	12.9%	11.0%		7.1%	6.3%		19.6%	22.6%		100.0%	100.0%
Other operating income, net	(1.5)	11.0	nm	0.7	(0.6)	nm	3.5	(1.5)	nm	203.7	183.3	8.0%
% of Total	-0.7%	6.0%		0.4%	-0.3%		1.7%	-0.8%		100.0%	100.0%
Normalized EBIT	768.4	492.4	28.9%	(95.0)	(82.1)	nm	697.0	566.3	12.4%	4,267.0	3,541.6	15.3%
% of Total	18.0%	13.9%		-2.2%	-2.3%		16.3%	16.0%		100.0%	100.0%
Normalized EBITDA	926.2	599.8	28.3%	(48.8)	(46.0)	nm	801.1	662.0	10.6%	4,966.0	4,119.9	15.1%
% of Total	18.7%	14.6%		-1.0%	-1.1%		16.1%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.7%	-42.6%		-62.3%	-64.6%		-33.4%	-31.6%		-32.9%	-34.8%
Gross Profit	60.3%	57.4%		37.7%	35.4%		66.6%	68.4%		67.1%	65.2%
SG&A	-21.5%	-22.8%		-63.7%	-64.3%		-32.3%	-36.4%		-30.2%	-30.1%
Other operating income, net	-0.1%	0.8%		0.2%	-0.2%		0.2%	-0.1%		1.9%	1.9%
Normalized EBIT	38.7%	35.5%		-25.8%	-29.1%		34.5%	31.9%		38.8%	37.1%
Normalized EBITDA	46.6%	43.2%		-13.2%	-16.3%		39.7%	37.3%		45.1%	43.2%

Per Hectoliter - Reported (R$/hl)
Net Sales	125.4	87.9	42.6%	121.7	89.0	36.7%	364.1	321.2	13.3%	154.2	139.2	10.8%
COGS	(49.8)	(37.4)	33.1%	(75.8)	(57.5)	31.8%	(121.5)	(101.5)	19.7%	(50.8)	(48.4)	4.9%
Gross Profit	75.6	50.5	49.7%	45.9	31.6	45.6%	242.6	219.8	10.4%	103.5	90.8	13.9%
SG&A	(27.0)	(20.0)	34.9%	(77.6)	(57.3)	35.4%	(117.5)	(117.1)	0.3%	(46.5)	(41.9)	11.1%
Other operating income, net	(0.1)	0.7	nm	0.2	(0.2)	nm	0.6	(0.3)	nm	2.9	2.7	6.8%
Normalized EBIT	48.5	31.2	55.5%	(31.4)	(25.9)	21.1%	125.7	102.4	22.8%	59.8	51.7	15.8%
Normalized EBITDA	58.5	38.0	53.9%	(16.1)	(14.5)	11.1%	144.5	119.7	20.7%	69.6	60.1	15.8%

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED BALANCE SHEET R$ million	June 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,489.0	7,304.6
Goodwill	17,525.4	17,912.4
Intangible assets	2,085.1	2,492.9
Investments in associates	26.6	30.4
Investment securities	274.6	317.4
Deferred tax assets	1,775.8	1,817.8
Employee benefits	19.9	19.9
Trade and other receivables	2,410.1	2,624.2
Total Non-Current Assets	30,606.5	32,519.6

Current assets
Investment securities	2.6	0.1
Inventories	1,611.9	2,018.1
Income tax receivable	491.2	479.7
Trade and other receivables	3,041.9	3,428.7
Cash and cash equivalents	4,278.4	3,298.9
Assets held for sale	62.4	67.9
	9,488.4	9,293.3

Total Assets	40,094.9	41,813.0

Equity and Liabilities
Equity
Paid-in capital	6,812.7	6,602.0
Reserves	(928.0)	321.5
Retained earnings	15,630.4	13,864.0
Equity attributable to equity holders of AmBev	21,515.0	20,787.5
Minority interests	240.7	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,946.9	7,069.6
Employee benefits	680.3	784.3
Deferred tax liabilities	582.3	821.2
Trade and other payables	672.1	626.4
Provisions	972.8	962.9
	9,854.4	10,264.3

Current liabilities
Bank overdrafts	32.8	18.8
Interest-bearing loans and borrowings	1,811.7	3,588.2
Income tax payable	1,001.5	680.8
Trade and other payables	5,580.9	6,147.5
Provisions	57.9	101.8
	8,484.7	10,537.1

Total equity and liabilities	40,094.9	41,813.0

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF OPERATIONS	2Q09	2Q08	YTD 09	YTD 08

Net sales	5,348.1	4,713.4	11,003.8	9,546.8
Cost of sales	(1,724.4)	(1,649.5)	(3,621.5)	(3,318.7)
Gross profit	3,623.7	3,063.9	7,382.3	6,228.1

Sales and marketing expenses	(1,307.2)	(1,171.1)	(2,611.4)	(2,340.8)
Administrative expenses	(394.6)	(274.0)	(707.7)	(529.0)
Other operating income, net.	118.8	98.0	203.7	183.3

Normalized EBIT	2,040.8	1,716.7	4,267.0	3,541.6

Non recurring items above EBIT	(15.8)	(3.8)	201.6	(8.4)

Income from operations (EBIT)	2,025.0	1,713.0	4,468.6	3,533.2

Net Financial Results	(249.4)	(320.8)	(574.2)	(598.0)
Share of results of associates	0.2	3.8	0.3	3.9

Income before income tax	1,775.8	1,395.9	3,894.7	2,939.0
Income tax expense	(383.9)	(335.4)	(890.1)	(658.7)

Net Income	1,391.9	1,060.6	3,004.6	2,280.4
Attributable to:	-	-	-	-
AmBev holders	1,375.6	1,026.0	2,964.2	2,254.6
Minority interest	16.4	34.5	40.3	25.8

Nº of basic share outstanding (millions)	615.4	613.8	614.7	613.5
Nº of diluted share outstanding (millions)	616.3	614.5	615.4	614.3

Basic earnings per share – preferred	2.36	1.76	5.08	3.87
Basic earnings per share – common	2.14	1.60	4.62	3.52
Diluted earnings per share– preferred	2.35	1.76	5.08	3.87
Diluted earnings per share– common	2.14	1.60	4.61	3.52

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF CASH FLOWS R$ million	2Q09	2Q08	YTD 09	YTD 08
Cash Flows from Operating Activities
Net income for the period	1,391.9	1,060.6	3,004.6	2,280.4
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	341.6	297.9	702.5	582.4
Impairment losses on receivables and inventories	23.6	4.5	39.7	21.2
Additions/(reversals) in provisions and employee benefits	11.3	42.6	49.7	84.5
Net financing cost	249.4	320.8	574.2	598.0
Other non-cash items included in net income	16.8	(10.1)	75.7	(0.8)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(0.3)	19.6	(4.7)	23.6
Loss/(gain) on assets held for sale	0.7	-	0.2	-
Equity-settled share-based payment expense	37.0	15.8	57.1	28.2
Income tax expense	383.9	335.4	890.1	658.7
Share of result of associates	(0.2)	(3.8)	(0.3)	(3.9)
Cash flow from operating activities before changes in working capital and use of provisions	2,455.9	2,083.3	5,388.7	4,272.2
Decrease/(increase) in trade and other receivables	(224.7)	(135.6)	8.3	286.5
Decrease/(increase) in inventories	150.3	(17.6)	9.5	(145.5)
Increase/(decrease) in trade and other payables	(36.1)	144.4	(1,145.0)	(795.3)
Cash generated from operations	2,345.2	2,074.4	4,261.4	3,617.9
Interest paid	(387.4)	(430.9)	(569.7)	(717.8)
Interest received	43.9	36.0	61.4	60.9
Income tax paid	(10.6)	(163.9)	(193.1)	(596.9)
Cash flow from operating activities	1,991.1	1,515.6	3,560.0	2,364.1
Proceeds from sale of property, plant and equipment	13.7	(12.3)	26.1	18.6
Proceeds from sale of intangible assets	0.3	17.5	1.1	17.0
Repayments of loans granted	0.4	(0.6)	0.6	0.7
Purchase of minority interest	(18.0)	(5.9)	(4.6)	(706.3)
Acquisition of property, plant and equipment	(320.8)	(408.9)	(474.8)	(609.2)
Acquisition of intangible assets	(65.6)	(57.3)	(65.7)	(111.7)
Net proceeds/(acquisition) of debt securities	61.2	(33.8)	(2.2)	157.5
Net proceeds/(acquisition) of other assets	3.4	78.0	4.5	78.0
Cash flow from investing activities	(373.7)	(423.4)	(577.5)	(1,155.3)
Capital increase	65.9	-	65.9	-
Proceeds from borrowings	716.5	2,329.3	1,141.9	4,890.3
Repayment of borrowings	(1,927.1)	(2,066.9)	(2,521.4)	(4,215.0)
Proceeds/repurchase of treasury shares	11.4	(129.9)	22.4	(637.2)
Cash net finance costs other than interests	119.4	(139.3)	139.4	(416.2)
Payment of finance lease liabilities	(3.9)	(4.6)	(4.5)	(6.3)
Dividend and interest on own capital paid	(241.7)	(1,102.9)	(471.3)	(1,104.7)
Cash flow from financing activities	(1,259.5)	(1,114.3)	(1,627.6)	(1,488.9)
Net increase/(decrease) in cash and cash equivalents	358.0	(22.0)	1,355.0	(280.1)
Cash and cash equivalents less bank overdrafts at beginning of year	4,255.4	1,970.4	3,280.0	2,240.9
Effect of exchange rate fluctuations	(367.9)	(85.5)	(389.4)	(97.9)
Cash and cash equivalents less bank overdrafts at end of year	4,245.6	1,862.8	4,245.6	1,862.8

“The consolidated financial data of Companhia de Bebidas das Américas – AmBev presented in this section, are presented according to the International Financial Reporting Standards – IFRS, based on the reviewed consolidated Interim Information. The non-financial information, as well as other operating information, was not included in the scope of the independent auditors review.”

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

20.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors’ Review Report
(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have reviewed the accounting information included in the consolidated Interim Information – ITR of Companhia de Bebidas das Américas – AmBev and its subsidiaries (“the Company”) related to the six months period ended June 30, 2009, including the consolidated balance sheet as of June 30, 2009, the consolidated statements of income, recognized income and expenses, changes in shareholders’ equity and cash flows related to the three months and six months periods ended June 30, 2009 and 2008, the explanatory notes and the performance report, prepared under the responsibility of its management.

2.
Our review was performed in accordance with the specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted in the preparation of the Interim Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the consolidated Interim Information mentioned above, for these to be in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB, specifically applicable to the preparation of Interim Information (Interim Financial Reporting – IAS 34).

4.
Previously, we have examined the consolidated balance sheet as of December 31, 2008, prepared in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB, presented for comparison purposes, on which we issued an unqualified opinion, dated May 5, 2009.

5.
The accounting practices adopted in Brazil vary, in certain significant respects, from International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. The information relating to the nature and effect of such differences is presented in Note 23 to the Interim Information – ITR.

August 11, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6
Pedro Augusto de Melo                                                                           Guilherme Nunes
Contador CRC 1SP113939/O-8                                                               Contador CRC 1SP195631/O-1

(COMPANY USE FOR SIMPLE CONFERENCE)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	4
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	5
09	01	CONSOLIDATED STATEMENT OF INCOME	7
10	01	CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD	9
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009	11
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009	12
06	01	NOTES TO THE FINANCIAL STATEMENTS	13
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE	59
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	87
21	01	SPECIAL REVIEW REPORT	88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer